Form 10-K, Exhibit 13
period 1994-05-01
SMITHFIELD FOODS INC
filed 1994-07-27
CIK 91388

FINANCIAL DISCUSSION


                 OPERATIONS

     Fiscal 1994 Compared to Fiscal 1993
    Sales in fiscal 1994 increased $304.8 million, or 26.7%, from fiscal 1993. The increase was the result of a 20.2% increase in sales tonnage and a 4.8% increase in unit sales prices. The increase in sales tonnage was the result of a 39.4% increase in fresh pork tonnage combined with a 4.8% increase in processed meats tonnage. The substantial increase in fresh pork tonnage reflected the operation of the Company's fresh pork facility in Bladen County, North Carolina for the full 12 months of the year compared with six months of operation in fiscal 1993.
    Cost of sales increased $242.0 million, or 24.3%, in fiscal 1994, primarily due to the increased sales tonnage and a 3.3% increase in the cost of live hogs. Gross profit (sales less cost of sales) increased $62.8 million, or 43.4%, in fiscal 1994 compared to fiscal 1993. This increase in gross profit resulted from the increased sales tonnage of both fresh pork (46.9% of total dollar sales) and processed meats (46.3% of total dollar sales), and increased margins on sales of both fresh pork and processed meats.
    Gross profit in fiscal 1994 was favorably affected by a $10.3 million reduction in cost of sales as a result of the performance of Brown's of Carolina, Inc. ("Brown's") and the Smithfield-Carroll's joint hog production arrangement ("Smithfield-Car roll's"). In fiscal 1993, the performance of these operations resulted in a reduction in cost of sales of $4.0 million. The Company obtained 11.4% of the hogs which it processed in fiscal 1994 from Brown's and Smithfield-Car roll's, compared with 9.4% in fiscal 1993.
    Selling, general and administrative expenses increased $28.2 million, or 25.5%, in fiscal 1994, reflecting sharply increased distribution costs related to increased sales tonnage of fresh pork produced at the Bladen County plant, increased marketing costs associated with increased sales tonnage of both fresh pork and processed meats and increased storage and warehousing costs related to an overall increase in business levels.
    Depreciation expense increased $3.0 million, or 16.0%, in fiscal 1994, reflecting the high levels of capital expenditures in recent years related to the expansion of the Company's hog production facilities and modernization and expansion of its meat processing plants. In light of the Company's aggressive capital expenditure programs over the past four fiscal years during which the Company invested $218.6 million in new plant and equipment, the Company reviewed the estimated useful lives of these most recently acquired assets which were being used for depreciation purposes. As a result of this review, effective November 1, 1993, the Company revised these lives to more accurately reflect the economic useful lives of these assets and to better align them with those generally used in the meat processing industry. This change in accounting estimate increased net income in fiscal 1994 by $2.3 million ($.14 per share) and will continue to have a positive impact on net income and net income per share in future years.
    Interest expense increased $5.5 million, or 81.8%, reflecting significantly higher carrying costs on long-term debt related to the funding of capital projects, including the Bladen County plant, and the impact of replacing short-term borrowings with long-term debt at somewhat higher interest rates.
    Minority interest increased $1.4 million in fiscal 1994, reflecting increased profitability at Brown's and Patrick Cudahy Incorporated, each of which had minority ownership at year end. The Company purchased the minority interest in Patrick Cudahy in June 1994.
    In fiscal 1993, the Company recorded a nonrecurring pre-tax charge of $3.6 million related to

                             FINANCIAL DISCUSSION


the closing of Esskay, Inc.'s meat processing plant in Baltimore, Maryland.
    The effective income tax rate in fiscal 1994 increased to 39.6% from 33.7% in the prior year, reflecting the impact of an increase in the statutory rate at the federal level and the reduced impact of tax credits on the overall effective rate for the year.
    The increase in net income in fiscal 1994 was largely attributable to improved sales margins and operating efficiencies at Gwaltney of Smithfield, Ltd. ("Gwaltney") and The Smithfield Packing Company, Incorporated ("Smithfield Packing") during the second half of the year. The improvement in financial results also reflected generally improved conditions in the pork processing industry. The Bladen County plant is currently operating at capacity on a one-shift basis. The Company currently plans to begin processing hogs on a second shift in the fourth quarter of fiscal 1995.
    The results of Ed Kelly, Inc. ("Kelly"), the Company's retail consumer electronics subsidiary, while not significant, contributed to the Company's overall profitability in fiscal 1994.
    Reflecting the factors discussed above, net income increased $15.7 million in fiscal 1994, up sharply from $4.0 million in the prior fiscal year. Net income in fiscal 1993 included the cumulative effect of a change in accounting principle associated with the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective May 4, 1992. The Company had no valuation allowance related to income tax assets as of May 1, 1994, and there was no change in the valuation allowance during fiscal 1994.
    Fiscal 1993 Compared to Fiscal 1992
    Sales in fiscal 1993 increased $91.9 million, or 8.8%, from fiscal 1992. The increase was the result of a 13.9% increase in sales tonnage offset by a 3.1% decrease in unit sales prices. The increase in sales tonnage was the result of an 8.1% increase in processed meats tonnage combined with a 15.4% increase in fresh pork tonnage. The percentage changes in sales tonnage and unit prices were computed on comparable 52-week periods.
    The $87.4 million, or 9.6%, increase in cost of sales was primarily the result of increased sales tonnage offset by a 2.5% decrease in the cost of live hogs. Gross profit (sales less cost of sales) increased $4.5 million, or 3.2%, in fiscal 1993 compared to fiscal 1992. This increase in gross profit resulted from the increased sales tonnage of both processed meats (54.8% of total dollar sales) and fresh pork (41.4% of total dollar sales), offset by lower margins on overall sales. Additionally, gross profit reflected substantial start-up losses at the Company's new fresh pork facility in Bladen County, North Carolina, which began operations in October 1992, as well as operating inefficiencies associated with plant expansion projects at several of the Company's other locations.
    Gross profit in fiscal 1993 was favorably affected by a $4.0 million reduction in cost of sales as a result of the performance of Brown's and Smithfield-Carroll's. In fiscal 1992, the performance of these operations resulted in a reduction in cost of sales of $2.1 million. The Company obtained 9.4% of the hogs which it processed in fiscal 1993 from Brown's and Smithfield-Carroll's.
    Selling, general and administrative expenses increased $18.3 million, or 19.8%, in fiscal 1993, reflecting increased marketing and distribution costs related to increased sales tonnage, expenses at the Bladen County plant and the inclusion of the operations of Kelly for a full fiscal year.
    Depreciation expense increased $5.9 million, or 46.2%, reflecting the opening of the Bladen

                             FINANCIAL DISCUSSION



County plant and significant plant expansion projects at Gwaltney and Smithfield Packing.
    Interest expense increased $2.6 million, or 62.0%, largely the result of increased short-term borrowings associated with increased working capital needs and the financing of large capital expenditures.
    In fiscal 1993, the Company recorded a nonrecurring pre-tax charge of $3.6 million related to the closing of Esskay, Inc.'s meat processing plant in Baltimore, Maryland. In fiscal 1992, the Company recognized a non-recurring pre-tax gain of $2.8 million on the sale of marketable securities.
    Net income before the cumulative effect of an accounting change decreased $18.8 million, or 86.8%, in fiscal 1993, reflecting the factors discussed above.
    During fiscal 1993, the Company adopted SFAS No. 109, "Accounting for
Income Taxes," which requires the use of the liability method in accounting for income taxes. The cumulative effect of adopting this change as of May 2, 1993 totaled $1.1 million and has been reflected in the statements of income as the cumulative effect of a change in accounting principle. The Company had no valuation allowance related to income tax assets as of May 2, 1993, and there was no change in the valuation allowance during fiscal 1993.
    The operating efficiencies at the Bladen County plant steadily improved and at year end approached levels comparable to those at the Company's other slaughtering facilities. Throughout fiscal 1993, the Company as well as the pork processing industry experienced depressed fresh pork margins which adversely affected profitability.

                FINANCIAL CONDITION

    The pork processing industry is characterized by high sales tonnage and rapid turnover of inventories and accounts receivable. Because of the rapid turnover rate, the Company considers its inventories and accounts receivable highly liquid and readily convertible into cash. Borrowings under lines of credit are used to finance increases in the levels of inventories and accounts receivable resulting from seasonal and other market-related fluctuations in raw material costs. The demand for seasonal borrowings usually peaks in early November when ham inventories are at their highest levels, and borrowings are repaid in January when accounts receivable generated by sales of these hams are collected. As of May 1, 1994, the Company had aggregate lines of credit of $120.0 million. Borrowings under the lines of credit are secured by substantially all of the Company's inventories and accounts receivable. Weighted average borrowings under the lines were $66.6 million in fiscal 1994, $79.2 million in fiscal 1993 and $29.4 million in fiscal 1992 at weighted average interest rates of approximately 4%, 4% and 6%, respectively. Maximum borrowings were $105.1 million in fiscal 1994, $105.7 million in fiscal 1993 and $56.0 million in fiscal 1992. The outstanding balances under these lines totaled $52.1 million and $93.0 million as of May 1, 1994 and May 2, 1993 at weighted average interest rates of 5% and 4%, respectively.
    The decrease in fiscal 1994 in weighted average borrowings under the lines was attributable to the funding of a $23.7 million sale and leaseback arrangement for hog production facilities at Brown's and the placement of a five-year $25.0 million bank term loan, the proceeds of which were used to reduce short-term borrowings. The decrease was moderated to some extent by increased working capital needs related to increased levels of inventories and accounts receivable associated with increased levels of business activity.

                             FINANCIAL DISCUSSION


    In connection with its strategy of vertical integration, the Company expended $14.9 million on the construction of hog production facilities at Brown's in fiscal 1994. In addition, the Company expended a total of $13.4 million for additional plant and equipment at its various operating companies, primarily to improve plant operating efficiencies and reduce operating costs. In the fourth quarter of fiscal 1994, the Company invested $1.0 million for a 25% interest in the Circle Four joint hog production arrangement based in Milford, Utah.
    In fiscal 1995, the Company plans to expend approximately $85.0 million in capital improvements, consisting of $45.0 million at the Bladen County plant to accommodate the second shift, improve fresh pork quality and increase production capacity for value-added fresh pork products; $24.0 million for additional hog production facilities at Brown's; an additional investment of $4.0 million in the Circle Four joint hog production arrangement, and $12.0 million as part of an ongoing plant modernization program.
    These capital expenditures will be funded with the proceeds of a $50.0 million long-term financing which will be placed in the second quarter of fiscal 1995 and anticipated cash flow from operations.
    The Company's various debt agreements contain covenants regarding working capital, current ratio, fixed charges coverage and net worth, and, among other restrictions, limit additional borrowings, the acquisition, disposition and leasing of assets, and payments of dividends to stockholders. Additionally, existing loan covenants contain provisions which substantially limit the amount of funds available for transfer from its subsidiaries to Smithfield Foods, Inc. without the consent of certain lenders.

                             FINANCIAL DISCUSSION

Graphs not incorporated by reference

                          FINANCIAL SUMMARY

              Smithfield Foods, Inc. and Subsidiaries




(Dollars in thousands, except per share data)          May 1, 1994      May 2, 1993      May 3, 1992

Operations
Sales                                                $1,447,300       $1,142,489     $1,050,558
Cost of sales                                         1,239,740          997,714        910,298
Selling, general and administrative expenses            138,599          110,434         92,163
Interest                                                 12,177            6,697          4,134
Income before extraordinary loss and change in
    accounting for income taxes                          19,702            2,851         21,635
Extraordinary loss and change in
    accounting for income taxes                              --            1,138(1)          --
Net income                                               19,702            3,989         21,635
Financial Position
Working capital                                      $   81,529       $   64,671     $   26,672
Total assets                                            452,279          399,567        277,685
Long-term debt and capital lease obligations            118,942          124,517         49,091
Stockholders' equity                                    154,950          135,770        113,754
Financial Ratios
Current ratio                                              1.56             1.57           1.27
Long-term debt to total capitalization                     41.9%            46.1%          30.1%
Return on average stockholders' equity                     13.1%             2.9%          23.4%
Per Common Share
Income per share before extraordinary loss
    and change in accounting for income taxes        $     1.13       $      .15     $     1.37
Extraordinary loss and change in
    accounting for income taxes                              --              .07(1)          --
Net income per common share                                1.13              .22           1.37
Book value per common share                                9.43             8.32           7.55
Weighted average common shares outstanding               16,768           16,372         15,813
Other Information
Capital expenditures(4)                                $ 29,291         $ 87,992       $ 74,793
Depreciation expense                                     21,636           18,652         12,759
Common stockholders of record                             1,796            1,867          1,544
Number of employees                                       8,000            7,000          5,400


1 Change in accounting principle (see Note 4 to Consolidated Financial
  Statements).

2 Extraordinary loss.

3 Computed using income before extraordinary loss.

4 Excludes capital expenditures related to acquisitions.


April 28, 1991      April 29, 1990      April 30, 1989       May 1, 1988       May 3, 1987      April 27, 1986      April 28, 1985


$1,071,791         $853,401              $774,790            $916,328          $1,046,642       $864,324            $669,138
   931,489          755,897               679,814             810,308             948,079        778,186             605,960
    81,052           71,831                67,042              67,150              66,377         59,773              45,289
     7,739            6,346                 4,130               4,670               5,628          5,986               6,004

    28,658            7,060                 9,814              15,152               9,743          9,193               2,887

        --               --                    --                  --              (2,097)(2)     (4,533)(2)              --
    28,658            7,060                 9,814              15,152               7,646          4,660               2,887

$ 35,288           $ 14,991              $ 25,337            $ 21,747          $   21,419       $ 23,280            $ 22,991
   200,797          164,886               152,150             132,933             134,924        130,014             121,594
    37,392           28,193                27,596              18,469              26,137         33,591              41,064
    71,081           45,359                43,829              48,471              37,055         27,312              21,641

      1.46             1.20                  1.43                1.41                1.39           1.43                1.47
      34.5%            38.3%                 38.6%               31.4%               41.7%          55.2%               65.5%
      49.1%            15.8%                 23.2%               39.1%             30.3%3         40.5%3                13.8%


 $    1.99         $    .48              $    .60            $    .85          $      .55       $    .47            $    .13

        --               --                    --                  --                (.12)(2)       (.22)(2)              --
      1.99              .48                   .60                 .85                 .43            .25                 .13
      5.29             3.20                  2.92                2.60                2.13           1.69                1.23
    14,402           14,818                16,242              17,900              18,220         20,184              25,528

  $ 26,518         $ 19,555              $ 16,034            $  6,941          $   11,094       $  6,602            $  6,818
    11,382            9,912                 8,564               8,643               8,099          7,325               6,990
     1,148            1,239                 1,334               1,414               1,523          1,395               1,744
     5,000            4,200                 3,900               4,100               4,700          4,800               4,300


                          CONSOLIDATED BALANCE SHEETS

                    Smithfield Foods, Inc. and Subsidiaries




(In thousands)                                           May 1, 1994   May 2, 1993

ASSETS
Current assets:
  Cash                                                   $  12,350     $   3,079
  Accounts receivable less allowances of $458 and $407      60,586        50,823
  Inventories                                              119,269        94,822
  Advances to joint hog production arrangements             20,178        19,830
  Prepaid expenses and other current assets                 13,946         9,417
    Total current assets                                   226,329       177,971
Property, plant and equipment:
  Land                                                       8,039         8,501
  Buildings and improvements                               108,901        96,180
  Machinery and equipment                                  203,443       192,637
  Construction in progress                                   9,750        10,248
                                                           330,133       307,566
  Less accumulated depreciation                           (124,112)     (103,127)
    Net property, plant and equipment                      206,021       204,439
Other assets:
  Cost in excess of net assets acquired less accumulated
    amortization of $1,456 and $1,411                        4,385         4,572
  Investments in partnerships                               10,672         8,415
  Other                                                      4,872         4,170
    Total other assets                                      19,929        17,157
                                                          $452,279      $399,567



The accompanying notes are an integral part of these balance sheets.


(In thousands)                                               May 1, 1994  May 2, 1993

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to banks                                     $ 52,135     $ 47,813
  Current portion of long-term debt and capital lease
    obligations                                                 9,655        6,655
  Accounts payable                                             48,017       33,378
  Accrued expenses and other current liabilities               31,840       25,454
  Income taxes payable                                          3,153           --
    Total current liabilities                                 144,800      113,300
Long-term debt and capital lease obligations                  118,942      124,517
Other noncurrent liabilities:
  Deferred income taxes                                        11,767        5,590
  Pension and post-retirement benefits                          5,220        6,814
  Minority interest                                             3,836        2,173
  Other                                                         2,764        1,403
    Total other noncurrent liabilities                         23,587       15,980
Commitments and contingencies
Series B 6.75% cumulative convertible redeemable preferred
  stock, $1.00 par value, 1,000 shares issued and outstanding  10,000       10,000
Stockholders' equity:
  Preferred stock, $1.00 par value, authorized 1,000,000
    shares                                                         --           --
  Common stock, $.50 par value, authorized 25,000,000
    shares; issued 16,713,126 and 16,699,626 shares             8,357        8,350
  Additional paid-in capital                                   47,964       47,818
  Retained earnings                                           106,272       87,245
  Treasury stock, at cost, 437,000 shares                      (7,643)      (7,643)
    Total stockholders' equity                                154,950      135,770
                                                             $452,279     $399,567


                       CONSOLIDATED STATEMENTS OF INCOME

                    Smithfield Foods, Inc. and Subsidiaries




                                              52 Weeks Ended     52 Weeks Ended     53 Weeks Ended
(In thousands, except per share data)         May 1, 1994         May 2, 1993         May 3, 1992

Sales                                         $1,447,300         $1,142,489          $1,050,558
Costs and expenses:
  Cost of sales                                1,239,740            997,714             910,298
  Selling, general and administrative            138,599            110,434              92,163
  Depreciation                                    21,636             18,652              12,759
  Interest                                        12,177              6,697               4,134
  Minority interest                                2,525              1,093                 684
  Plant closing costs                                 --              3,598                  --
  Gain on sale of marketable securities               --                 --              (2,830)
                                               1,414,677          1,138,188           1,017,208
Income before income taxes                        32,623              4,301              33,350
Income taxes                                      12,921              1,450              11,715
Income before cumulative effect of change in
  accounting for income taxes                     19,702              2,851              21,635
Cumulative effect of change in accounting for
  income taxes                                                        1,138
Net income                                    $   19,702         $    3,989          $   21,635
Net income available to common stockholders   $   19,027         $    3,624          $   21,635
Income per share:
  Before cumulative effect of change in
    accounting for income taxes               $     1.13         $      .15          $     1.37
  Cumulative effect of change in
    accounting for income taxes                       --                .07                  --
  Net income                                  $     1.13         $      .22          $     1.37


The accompanying notes are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    Smithfield Foods, Inc. and Subsidiaries



                                                                    52 Weeks Ended   52 Weeks Ended     53 Weeks Ended
(In thousands)                                                      May 1, 1994       May 2, 1993         May 3, 1992

Cash flows from operating activities:
  Net income                                                       $ 19,702           $  3,989             $ 21,635
  Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation and amortization                                   23,010             20,055               13,064
     Loss on sale of property, plant
       and equipment                                                  1,088              1,169                  184
     (Increase) decrease in accounts receivable                      (9,763)           (13,899)               3,395
     (Increase) decrease in inventories                             (24,447)           (43,327)               8,007
     (Increase) decrease in prepaid expenses and
       other current assets                                          (4,529)             2,432               (1,869)
     Increase in other assets                                        (1,398)            (3,489)              (1,986)
     Increase in accounts payable, accrued
       expenses and other liabilities                                23,945              7,023                9,886
     Cumulative effect of change in accounting
       for income taxes                                                  --             (1,138)                  --
     Increase (decrease) in deferred income taxes                     6,177             (1,023)                  --
     Other                                                               --                 --                   20
Net cash provided by (used in) operating activities                  33,785            (28,208)              52,336
Cash flows from investing activities:
  Capital expenditures                                              (29,291)           (87,992)             (75,693)
  Proceeds from sale of property, plant and equipment                 4,494              1,112                1,156
  Investments in partnerships                                        (2,257)              (100)                (750)
  Advances to joint hog production arrangements                     (20,178)           (19,830)             (23,330)
  Repayments of advances to joint hog
    production arrangements                                          19,830             23,330                   --
Net cash used in investing activities                               (27,402)           (83,480)             (98,617)
Cash flows from financing activities:
  Net borrowings on notes payable to banks                            4,322              6,627               12,152
  Proceeds from issuance of long-term debt
    and capital lease obligations                                     5,341             83,036               20,000
  Principal payments on long-term debt
    and capital lease obligations                                    (7,916)            (5,303)              (7,682)
  Minority interest                                                   1,663                644                 (141)
  Proceeds from sale of preferred stock                                  --             10,000                   --
  Proceeds from sale of common stock                                     --             16,750               24,999
  Proceeds from exercise of options and warrants                        153              1,642                3,682
  Dividends on preferred stock                                         (675)              (365)                  --
  Purchase of treasury stock                                             --                 --               (7,643)
Net cash provided by financing activities                             2,888            113,031               45,367
Net increase (decrease) in cash                                       9,271              1,343                 (914)
Cash at beginning of year                                             3,079              1,736                2,650
Cash at end of year                                                $ 12,350           $  3,079             $  1,736
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest, net of amount capitalized                            $ 12,379           $  9,037             $  5,213
    Income taxes                                                   $  5,574           $  5,018             $ 10,823


The accompanying notes are an integral part of these statements.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    Smithfield Foods, Inc. and Subsidiaries



                                                                 Additional
                                                Common              Paid-In        Retained          Treasury
(In thousands)                                   Stock              Capital        Earnings             Stock

Balance, April 28, 1991                         $6,266           $ 2,829           $ 61,986           $     --
Net income                                          --                --             21,635                 --
Sale of common stock                               625            24,374                 --                 --
Exercise of stock options and warrants             884             2,798                 --                 --
Purchase of treasury stock                          --                --                 --             (7,643)
Balance, May 3, 1992                             7,775            30,001             83,621             (7,643)
Net income                                          --                --              3,989                 --
Sale of common stock                               500            16,250                 --                 --
Exercise of stock options                           75             1,567                 --                 --
Dividends on preferred stock                        --                --               (365)                --
Balance, May 2, 1993                             8,350            47,818             87,245             (7,643)
Net income                                          --                --             19,702                 --
Exercise of stock options                            7               146                 --                 --
Dividends on preferred stock                        --                --               (675)                --
Balance, May 1, 1994                            $8,357           $47,964           $106,272           $ (7,643)



The accompanying notes are an integral part of these statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Smithfield Foods, Inc. and Subsidiaries


    NOTE 1 - SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

    Principles of Consolidation
    The accompanying consolidated financial statements include the accounts of Smithfield Foods, Inc., and subsidiaries (the "Company"). The Company's principal subsidiaries include Brown's of Carolina, Inc. ("Brown's"), Esskay, Inc. ("Esskay"), Gwaltney of Smithfield, Ltd. ("Gwaltney"), Patrick Cudahy Incorporated ("Patrick Cudahy") and The Smithfield Packing Company, Incorporated ("Smithfield Packing"). All material inter company balances and transactions have been eliminated.

    Fiscal Year
    The Company's fiscal year is the 52 or 53 week period which ends on the Sunday nearest April 30.

    Inventories
    The Company's inventories are valued at the lower of first-in, first-out
(FIFO) cost or market. Inventories consist of the following:


(In thousands)                    May 1, 1994      May 2, 1993

Fresh and processed meats          $ 90,219         $75,273
Livestock and manufacturing
   supplies                          19,809          12,976
Other                                 9,241           6,573
                                   $119,269         $94,822


    Property, Plant and Equipment
    Property, plant and equipment is stated at cost. Buildings and improvements are depreciated over periods from 10 to 40 years. Machinery and equipment is depreciated over periods from 3 to 25 years. Maintenance and repairs are charged to expense as incurred. Improvements and betterments are capitalized. Gains and losses from dispositions or retirements of property, plant and equipment are recognized currently.
    In fiscal 1994, the Company revised the estimated useful lives of certain assets to more accurately reflect their economic useful lives and to better align them with those generally used in the meat processing industry. This change was made to assets acquired after April 1990 and is reflected on a prospective basis beginning in November 1993. The lives of the newly acquired buildings and improvements were revised from 10 to 40 years to 20 to 40 years. The lives of the newly acquired machinery and equipment were revised from 3 to 12 years to 10 to 25 years. This change reduced depreciation charges and increased net income by $3,868,000 and $2,336,000, respectively, in fiscal 1994.
    Interest on capital projects is capitalized during the construction period. Total interest capitalized was $612,000 in fiscal 1994, $1,860,000 in fiscal 1993 and $1,328,000 in fiscal 1992. Repair and maintenance expenses totaled $40,713,000, $36,830,000 and $31,731,000 in fiscal 1994, 1993 and 1992, respectively.

    Other Assets
    Cost in excess of net assets acquired is amortized over periods ranging from 10 to 40 years. Organization costs are amortized over a five-year period. Deferred debt issuance costs are amortized over the terms of the related loan agreements. Start-up costs associated with hog production are amortized over a three-year period.

    Environmental Expenditures
    Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or cleanups are probable and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the Company's commitment to a formal plan of action.

    Self-Insurance Programs
    The Company is self-insured for certain levels of general and vehicle liability, worker's compensation and health care coverage. Estimated costs of these self-insurance programs are accrued based upon projected settlements for known and anticipated claims. Any resulting adjustments to previously recorded reserves are reflected in current operating results.

    Commodity Futures
    In connection with its hog production activities and meat processing operations, the Company, from time-to-time, enters into commodity futures contracts to reduce the risk of adverse price changes on the profitability of hog production and future sales commitments. Gains and losses resulting from changes in market value are recognized in income currently. As of May 1, 1994, the Company had open contracts for all commodities with a total market value of $42,067,000 and deposits with brokers for commodity futures contracts of $2,232,000.

    Income Taxes
    In fiscal 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes." Under SFAS No. 109,

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Smithfield Foods, Inc. and Subsidiaries


the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. Prior to fiscal 1993, deferred income tax expenses or credits were recorded to reflect the tax consequences of timing differences between the recording of income and expensesfor financial reporting purposes and for purposes of filing federal income tax returns at income tax rates in effect when the differences arose.

    Income Per Share
    Income per share is computed using the weighted average shares of common stock and dilutive common stock equivalents (options and warrants) outstanding during the respective periods. Net income available to common stockholders is net income less dividends on preferred stock. The number of weighted average shares used in calculating income per share was 16,768,000 in fiscal 1994, 16,372,000 in fiscal 1993 and 15,813,000 in fiscal 1992.

    Reclassifications
    Certain prior year balances have been reclassified to conform to 1994 presentations.

    NOTE 2 - JOINT HOG PRODUCTION
             ARRANGEMENTS

    Smithfield-Carroll's
    The Company has an arrangement with affiliates of Carroll's Foods, Inc. ("CFI") to produce hogs for the Company's meat processing plants. The arrangement involves: (1) Smithfield-Carroll's Farms, a partnership owned jointly by the Company and Carroll's Farms of Virginia, Inc. ("CFAV"), which owns the hog raising facilities, and (2) a long-term purchase contract between the Company and Carroll's Foods of Virginia, Inc. ("CFOV"), which leases and operates the facilities, that obligates the Company to purchase all the hogs produced by CFOV at prices which are equivalent to market at the time of delivery. A director of the Company is the president and a director of CFI, CFAV and CFOV. In addition, the Company has a long-term agreement to purchase hogs from CFI at prices which, in the opinion of management, are equivalent to market.
    As of May 1, 1994 and May 2, 1993, the Company had investments of $7,757,000 and $7,701,000, respectively, in the partnership which are accounted for using the equity method. In addition, as of May 1, 1994, the Company had $18,640,000 of working capital and construction loans outstanding to the partnership. These demand loans are expected to be repaid in the next fiscal year. Shown below is unaudited summarized financial information relative to the partnership.

(In thousands)                          May 1, 1994     May 2, 1993

Current assets                            $  847          $ 1,436
Property and equipment                    66,448           69,209
Other assets                                 383              503
                                         $67,678          $71,148

Current liabilities                      $25,461          $22,927
Long-term debt                            26,812           32,920
Partners' equity                          15,405           15,301
                                         $67,678          $71,148




    Substantially all revenues of the partnership consist of lease payments from CFOV which cover debt service, depreciation charges and other operating expenses. For the fiscal years 1994, 1993 and 1992, revenues were $9,706,000, $8,242,000 and $6,545,000, respectively.
    Pursuant to the long-term purchase contract, the Company purchased $62,348,000, $52,871,000 and $42,002,000 of live hogs from CFOV in fiscal years 1994, 1993 and 1992, respectively. The contract resulted in decreased raw material costs (as compared to market costs) of $2,223,000, $2,892,000 and $2,585,000 in fiscal 1994, 1993 and 1992, respectively.
    Pursuant to the agreement with CFI, the Company purchased $127,849,000, $87,477,000 and $62,993,000 of hogs in fiscal 1994, 1993 and 1992, respectively.


    Circle Four
    In fiscal 1994, the Company entered into a joint hog production arrangement with three of its principal hog suppliers to produce hogs in the state of Utah. The chief executive officers of two of the suppliers serve as directors of the Company. Each of the participants invested $1,000,000 in exchange for an equal 25% interest in the arrangement. The Company accounts for its interest using the equity method. In fiscal 1994, the Company transferred certain real estate and related costs to the arrangement for an aggregate sales price of $1,694,000, which represented the historical cost of the assets to the Company.

    B & G
    In April 1994, Brown's entered into a joint hog production arrangement with a company owned by the daughter and son-in-law of the chairman, president and chief executive officer of the Company. The arrangement involves the leasing of hog production facilities to

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Smithfield Foods, Inc. and Subsidiaries


Brown's and the production of hogs by Brown's on a contractual basis. Profits and losses are shared equally under the arrangement. Each participant invested
$1,200,000 and loaned an additional $1,100,000 to the arrangement. In fiscal 1994, Brown's sold hog produc-tion facilities to the arrangement for $3,302,000 which represents the historical cost of the facilities to Brown's. As of May 1, 1994, the arrangement had advanced
$1,295,000 to Brown's for working capital. All hogs pro-duced by the arrangement will be sold to the Company.
There were no sales during fiscal 1994.

              NOTE 3 - DEBT

    Long-Term
    Debt Long-term debt consists of the following:


(In thousands)                             May 1, 1994     May 2, 1993

Notes payable to institutional lenders:
    6.24% notes, payable through
         November 1998                    $  5,085      $        --
    7.00% notes, payable through
        September 1998                       2,521               --
    7.15% notes, payable through
        October 1997                         6,628            8,239
    8.41% notes, payable through
        February 2013                       25,000           25,000
    9.80% notes, payable through
        August 2003                         10,688           11,438
    9.85% notes, payable through
         November 2006                      16,667           18,000
    10.25% notes, payable through
       January 1994                             --              454
    10.75% notes, payable through
        August 2005                         11,250           12,250
    11.00% notes, payable through
        October 1994                           500            1,000
    12.75% notes, payable through
       August 1994                              --            5,950
Notes payable to banks:
    6.48% bank term loan,
       payable through
        September 1998                       24,100              --
    7.10% bank term loan,
       payable through
         September 1997                       3,198           3,606
    Commitments classified as
        long-term debt                           --          45,235
                                            105,637         131,172
Less current portion                         (8,885)         (6,655)
                                           $ 96,752        $124,517

    Scheduled maturities of long-term debt are as follows:

(In thousands)

Fiscal year
1995                                                    $  8,885
1996                                                       8,980
1997                                                      11,510
1998                                                      12,894
1999                                                      19,591
Thereafter                                                43,777
                                                        $105,637

    In fiscal 1994, the Company placed a five-year 6.48% $25,000,000 term loan with a bank and a five-year 7.00% $2,800,000 loan with an institutional lender. In addition, the Company refinanced its 12.75% notes with five-year 6.24% notes. In fiscal 1993, the Company placed a 20-year 8.41% $25,000,000 loan, a five-year 7.15% $9,000,000 loan and a five-year 7.10% $3,800,000 loan with institutional lenders. Notes payable to institutional lenders and banks are collateralized by substantially all of the assets of Gwaltney and Smithfield Packing.
    The fair value of long-term debt as of May 1, 1994 was $99,926,000, based on the market value of debt with similar maturities and covenants.

    Lines of Credit
    The Company has aggregate lines of credit of $120,000,000. The lines have no material compensating balance requirements, but require commitment fees based on the unused portions of the lines. Borrowings under the lines of credit are secured by substantially all of the Company's inventories and accounts receivable. Weighted average borrowings under the lines were $66,586,000 in fiscal 1994, $79,206,000 in fiscal 1993 and $29,439,000 in fiscal 1992 at weighted average interest rates of 4%, 4% and 6%, respectively. Maximum borrowings were $105,079,000 in fiscal 1994, $105,653,000 in fiscal 1993 and $55,982,000 in fiscal 1992. The outstanding balances under these lines totaled $52,135,000 and $93,048,000 as of May 1, 1994 and May 2, 1993 at weighted average interest rates of 5% and 4%, respectively.

    Debt Covenants
    The Company's various debt agreements contain covenants regarding current ratio, fixed charges coverage, net worth, and, among other restrictions, limit additional borrowings, the acquisition, disposition and leasing of assets and payments of dividends to

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Smithfield Foods, Inc. and Subsidiaries


stockholders. Additionally, existing loan covenants contain provisions which substantially limit the amount of funds available for transfer from subsidiaries to the parent company without the consent of certain lenders.

                    NOTE 4 - INCOME TAXES

    Income tax expense consists of the following:


                                May 1,      May 2,      May 3,
(In thousands)                   1994        1993        1992

Current tax expense:

   Federal                       $ 7,559     $2,197    $12,152
   State                           1,727         16        935
                                   9,286      2,213     13,087
Deferred tax expense
  (benefit):
   Federal                         3,035     (1,079)    (1,195)
   State                             600        316       (177)
                                   3,635       (763)    (1,372)
                                 $12,921     $1,450    $11,715


    A reconciliation of taxes computed at the federal statutory rate to the provision for income taxes is as follows:


                                   May 1,      May 2,      May 3,
(In thousands)                      1994        1993        1992

Federal income taxes at
    statutory rate                $11,418     $1,462     $11,339
State income taxes, net of
   federal tax benefit              1,513        219         500
Employment incentive
   tax credits                       (226)       (77)       (116)
Reduction in tax reserves              --       (250)         --
Other                                 216         96          (8)
                                  $12,921     $1,450     $11,715


    Deferred taxes result from temporary differences in the recognition of revenues and expenses for income tax and financial reporting purposes.
    The sources of these differences and the related tax effects are as follows:

                                  May 1,      May 2,       May 3,
(In thousands)                     1994        1993         1992

Accelerated depreciation          $3,685      $3,765       $ 177
Alternative minimum tax               --      (2,516)         --
Accrual of employee
   benefit costs                    (156)       (577)     (1,315)
Accrual of casualty
   insurance                      (1,038)       (529)         --
Plant closing costs                  661        (727)         --
Start-up costs                       467         427          --
Inventory cost capitalization        (71)       (295)         64
Other                                 87        (311)       (298)
                                  $3,635      $ (763)    $(1,372)

    The tax effects of temporary differences consist of the following:

                                               May 1,          May 2,
                                                1994            1993

Deferred tax assets:
     Employee benefits                        $ 7,003        $ 5,252
     Alternative minimum
         tax credit                             2,540          2,516
     Plant closing costs                           83            727
     Net operating loss
         carryforwards                            867             --
     Inventories                                  814            542
     Accrued expenses                           1,071            794
                                              $12,378        $ 9,831
Deferred tax liabilities:
     Property, plant and
          equipment                           $13,791        $ 9,601
     Investment in subsidiary                     715            715
     Start-up costs                             1,033            572
                                              $15,539        $10,888

    During fiscal 1993, as discussed in Note 1, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Smithfield Foods, Inc. and Subsidiaries


method in accounting for income taxes. The cumulative effect of adopting this change totaled $1,138,000 ($.07 per share) and has been reflected in the statements of income as the cumulative effect of a change in accounting for income taxes.
    As of May 1, 1994 and May 2, 1993, the Company had $8,470,000 and $4,533,000, respectively, of deferred taxes assets included in prepaid expenses and other current assets. The Company had no valuation allowance related to income tax assets as of May 1, 1994 or May 2, 1993, and there was no change in the valuation allowance during fiscal 1994 or 1993.

    NOTE 5 - ACCRUED EXPENSES AND
      OTHER CURRENT LIABILITIES

    Accrued expenses and other current liabilities consist of the following:


(In thousands)                           May 1, 1994     May 2, 1993

Payroll and related benefits              $11,599         $ 9,119
Self-insurance reserves                    11,690           8,876
Pension costs                                 702             530
Other                                       7,849           6,929
                                          $31,840         $25,454


    NOTE 6 - STOCKHOLDERS' EQUITY
         AND PREFERRED STOCK

    Issuance of Common Stock
    In fiscal 1993, the Company issued 1,000,000 shares of its common stock for $16,750,000 in a private transaction (see Note 9). In fiscal 1992, the Company issued 1,250,000 shares of its common stock in a public offering.

    Preferred Stock
    The Company has 1,000,000 shares of $1.00 par value preferred stock authorized, of which 999,000 shares are unissued. The Board of Directors is authorized to issue preferred stock in series and to fix by resolution the designation, dividend rate, redemption provisions, liquidation rights, sinking fund provisions, conversion rights and voting rights of each series of preferred stock.
    In fiscal 1993, the Company authorized and issued 1,000 shares of Series B 6.75% cumulative convertible redeemable preferred stock in a private transaction for $10,000,000. These shares are convertible into 465,000 shares of the Company's common stock at $21.50 per share. The shares are mandatorily redeemable in fiscal 2003 at $10,000 per share plus accumulated and unpaid dividends and have an equivalent liquidation preference.
    In fiscal 1992, the Board of Directors authorized 25,000 shares of Series A junior participating preferred stock as discussed below.

    Stock Options and Warrants
    Under the Company's 1984 Stock Option Plan ("1984 Plan"), officers and certain key employees were granted incentive and nonstatutory stock options to purchase shares of the Company's common stock for periods not exceeding 10 years at prices that were not less than the fair market value of the common stock on the dates of option grants. Stock appreciation rights which are exercisable upon a change in control of the Company are attached to the options granted pursuant to the 1984 Plan. The Company granted options for 1,400,000 shares of common stock under the 1984 Plan, which expired in May 1994.
    In fiscal 1993, the Company adopted the 1992 Stock Incentive Plan ("1992 Plan"). Under the plan, management and other key employees may be granted nonstatutory stock options to purchase shares of the Company's common stock for periods not exceeding 10 years at prices that are not less than 150% of the fair market value of the common stock on the dates of the option grants. The Company has reserved 1,250,000 shares of common stock under the 1992 Plan. In fiscal 1994, the Company granted options for 755,500 shares of common stock under the 1992 Plan which vest after five years.
    The following is a summary of transactions for the 1984 Plan and 1992 Plan during fiscal 1993 and 1994.

                                     Number of Shares         Per Share Range
Outstanding options
    at May 3, 1992                    1,060,500                $ 5.50-8.13
    Exercised                          (150,500)                 5.50-8.13
Outstanding options
    at May 2, 1993                      910,000                  5.50-8.13
    Granted                             755,500                      23.06
    Exercised                           (13,500)                      8.13
Outstanding options
    at May 1, 1994                    1,652,000                $5.50-23.06
Options exercisable
    at May 1, 1994                      896,500                $ 5.50-8.13


    In fiscal 1992, warrants to purchase 1,666,666 shares of the Company's common stock were exercised at $.75 per share.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Smithfield Foods, Inc. and Subsidiaries


    Preferred Share Purchase Rights
    In fiscal 1992, the Company adopted a preferred share purchase rights plan (the "Rights Plan") and declared a dividend of one preferred share purchase right (a "Right") on each outstanding share of common stock. Under the terms of the Rights Plan, if the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 20% (or other applicable percentage, as summarized in the Rights
Plan) or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of common stock having a market value of twice such price.
    Each Right will entitle its holder to buy five ten-thousandths of a share of Series A junior participating preferred stock, par value $1.00 per share, at an exercise price of $75 subject to adjustment. Each share of Series A junior participating preferred stock will entitle its holder to 1,000 votes and will have an aggregate dividend rate of 1,000 times the amount, if any, paid to holders of common stock. Currently, 25,000 shares of Series A junior participating preferred stock have been reserved. The Rights will expire in fiscal 2002 unless previously exercised or redeemed at the option of the Board of Directors for $.005 per Right. Generally, each share of common stock issued after May 31, 1991 will have one Right attached.

    NOTE 7 - RETIREMENT PLANS

    The Company and its subsidiaries sponsor several defined benefit pension plans covering substantially all employees. Pension expense for fiscal 1994, 1993 and 1992 was $2,078,000, $2,301,000 and $2,925,000, respectively. It is the
Company's policy to fund the plans based on the minimum contribution required under ERISA. The plans' assets consist of listed corporate stocks, corporate and government bonds, insurance contracts and cash and cash equivalents. The status of the Company's plans is as follows:

                                                                              May 1, 1994                     May 2, 1993

                                                                         Overfunded    Underfunded      Overfunded     Underfunded
(In thousands)                                                              Plans           Plans           Plans           Plans
Accumulated benefit obligation                                          $   14,537     $22,952           $12,071       $  22,914
Vested benefit obligation                                               $   12,510     $22,367           $10,394       $  22,401
Plan assets at fair value                                               $   22,595     $17,830           $19,500       $  18,116
Projected benefit obligation                                               (21,005)    (23,120)          (18,185)        (23,105)
Plan assets in excess of (less than) projected benefit
  obligation                                                                 1,590      (5,290)            1,315          (4,989)
Items not recorded on balance sheet:
  Unrecognized net assets at transition                                       (362)         --              (453)             --
  Unrecognized net loss (gain) due to past experience
    different from assumptions made                                          1,413        (288)             (539)           (574)
  Prior service cost (benefit) not yet recognized in
    net periodic pension cost                                                 (640)      1,107             1,251           1,138
     Prepaid (accrued) pension costs                                     $   2,001    $ (4,471)           $1,574       $  (4,425)


                                                                                  1994           1993            1992
Net pension expense included the following:
  Service costs-benefits earned during the year                                $ 1,690         $1,585          $ 1,684
  Interest cost on projected benefit obligation                                  2,890          2,912            2,775
  Actual return on plan assets                                                  (3,185)        (3,303)          (3,247)
  Amortization of net assets at transition and
    deferred gains                                                                 683          1,107            1,713
    Net pension expense                                                        $ 2,078         $2,301          $ 2,925

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Smithfield Foods, Inc. and Subsidiaries

In determining the projected benefit obligation in fiscal 1994 and 1993, the weighted average assumed discount rate was 7% and 7.5%, respectively, while the assumed rate of increase in future compensation was 6% in both years. The weighted average expected long-term rate of return on plan assets was 7.5% in each of fiscal 1994 and 1993. In determining net periodic pension cost, unrecognized gains or losses and prior service costs or benefits are amortized over the weighted average service lives of the employees.
    In fiscal 1993, the Company curtailed certain pension plans covering substantially all of the former bargaining and non-bargaining employees of Esskay. Due to the maturity of these plans, the curtailment caused no significant change in their status, and, therefore, no curtailment gains or losses were recognized.
    The Company provides health care and life insurance benefits for certain retired employees at Esskay and Patrick Cudahy. Certain vested benefits for employees retiring at Esskay were recorded at the date of acquisition. The liabilities of Esskay and Patrick Cudahy are accrued. The total cost to provide retiree benefits was $994,000, $746,000 and $928,000 in fiscal 1994, 1993 and
1992, respectively. The adoption of SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions" in fiscal 1994 resulted in no additional expense and is not material to the Company on an overall basis.

    NOTE 8 - LEASE AND SERVICE
           OBLIGATIONS

    The Company leases transportation equipment under operating leases ranging from one to 10 years with options to cancel at earlier dates. In addition, the Company has a long-term maintenance agreement related to this equipment. Maintenance fees are based upon fixed monthly charges for each vehicle and the maintenance facility itself and contingent fees based upon transportation equipment usage. The amounts shown below as minimum rental commitments do not include contingent maintenance fees.
    The Company has an agreement, expiring in fiscal 2004, to use a cold storage warehouse owned by a company, 18% of whose capital stock is owned by a group of the Company's officers and directors. The Company has agreed to pay prevailing competitive rates for use of the facility, subject to a guaranteed minimum annual fee of $1,200,000. In fiscal 1994, 1993 and 1992, the Company paid $2,474,000, $2,390,000 and $2,237,000, respectively, in fees for use of the facility.
    The Company has an agreement, expiring in fiscal 2008, to use a cold storage warehouse owned by a partnership, 50% of which is owned by the Company. The Company has agreed to pay prevailing competitive rates for use of the facility, subject to a guaranteed minimum annual fee of $2,150,000. In fiscal 1994 and 1993, the Company paid $2,810,000 and $1,569,000, respectively, in fees for use of the facility. As of May 1, 1994 and May 2, 1993, the Company had investments of $645,000 and $714,000, respectively, in the partnership which is accounted for using the equity method. Under certain conditions, the Company is obligated to purchase the other 50% partnership interest for $750,000.
    Minimum rental commitments under all noncancelable operating leases and maintenance agreements as of May 1, 1994 are as follows:

(In thousands)

Fiscal year
1995                                     $ 9,939
1996                                       8,969
1997                                       6,615
1998                                       5,708
1999                                       2,879
Thereafter                                 6,579
                                         $40,689

    Rental expense was $12,159,000 in fiscal 1994, $10,525,000 in fiscal 1993 and $8,964,000 in fiscal 1992. Rental expense in fiscal 1994, 1993 and 1992 included $2,137,000, $1,955,000 and $1,660,000 of contingent maintenance fees, respectively.
    In fiscal 1994, the Company entered into a 12-year sale and leaseback arrangement for certain hog production facilities at Brown's. These lease agreements provide for an early termination at predetermined amounts after 10 years.
    Property, plant and equipment under capital leases as of May 1, 1994 consist of land of $1,906,000, buildings and improvements of $15,215,000 and machinery and equipment of $6,555,000, net of accumulated amortization of $2,053,000.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Smithfield Foods, Inc. and Subsidiaries

    Future minimum lease payments for assets under capital leases and the present value of the net minimum lease payments as of May 1, 1994 are as follows:


(In thousands)
Fiscal year
1995                                                             $   2,659
1996                                                                 2,750
1997                                                                 2,822
1998                                                                 2,900
1999                                                                 3,016
Thereafter                                                          22,238
                                                                    36,385
Less amounts representing interest                                 (13,425)
Present value of net minimum obligations                            22,960
Less current portion                                                  (770)
Long-term capital lease obligations                               $ 22,190


         NOTE 9 - RELATED PARTY
                TRANSACTIONS

    The Company's chairman, president and chief executive officer is an officer and the majority owner of the capital stock of a company to which the Company made sales of fresh pork and processed meat products totaling $321,000, $349,000 and $487,000 in fiscal 1994, 1993 and 1992, respectively. In fiscal 1994, 1993 and 1992, the Company purchased raw materials totaling $8,159,000, $7,986,000 and $5,132,000, respectively, from a company which is 48% owned by the chairman's children.
    A director of the Company is the chairman of the board of a company from which the Company made purchases of automotive parts and equipment, as well as maintenance and leasing services, totaling $515,000, $526,000 and $256,000 in fiscal 1994, 1993 and 1992, respectively. In addition, the Company leases substantially all of its automobiles under three-year leases arranged by this company. As of May 1, 1994, the Company was obligated to make a total of $777,000 in future lease payments under these leases.
    In fiscal 1993, the Company sold 1,000,000 shares of its common stock in a private transaction to CFI (see Notes 2 and 6) for $16,750,000.
    In fiscal 1992, the Company purchased 200,000 shares of its common stock from CFI (see Note 2) for $3,600,000. A director of the Company is the chairman and chief executive officer and a director of Murphy Farms, Inc. ("MFI"). The Company has a long-term agreement to purchase hogs from MFI at prices, which in the opinion of management, are equivalent to market. Pursuant to this agreement with MFI, the Company purchased $197,997,000, $159,153,000 and $100,274,000 of hogs in fiscal 1994, 1993 and 1992, respectively.

       NOTE 10 - COMMITMENTS AND
            CONTINGENCIES

    As of May 1, 1994, the Company had outstanding commitments for construction of hog production facilities and plant expansion projects of approximately $30,900,000.
    The Company and its subsidiaries are defendants in various lawsuits and claims arising in the ordinary course of business. In the opinion of management, any ultimate liability with respect to these matters will not have a material effect on the Company's consolidated financial position.
    Like other participants in the meat processing industry, the Company is subject to various laws and regulations administered by federal, state and other government entities, including the Environmental Protection Agency and corresponding state agencies such as the Virginia State Water Control Board ("SWCB"), the North Carolina Division of Environmental Management, the United States Department of Agriculture and the Occupational Safety and Health Administration. Management believes that the Company complies with all such laws and regulations in all material respects, except as set forth immediately below, and that continued compliance with these standards will not have a material effect on the Company's financial position.
    The wastewater discharge permits for the Company's major manufacturing plants in Smithfield, Virginia, currently impose more stringent phosphorous and ammonia effluent limitations than the plants can meet. The plants are currently being operated in compliance with less stringent effluent limitations under an administrative consent order entered into with the SWCB, pending reissuance of the permits, for which timely applications have been filed. In May 1991, the Company elected to comply with the SWCB's

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Smithfield Foods, Inc. and Subsidiaries


regulations by agreeing to connect the Company's wastewater treatment plants to the regional sewer system operated by the Hampton Roads Sanitation District. The Company will incur sewer charges in addition to the existing costs of effluent treatment beginning in approximately two years. The sewer charges that will be incurred will be accounted for as current period charges in the year in which such costs are incurred. The Company expects to incur approximately $2,000,000 in capital costs to upgrade the existing systems and connect to the regional sewer system.
    NOTE 11 - PLANT CLOSING COSTS

    In fiscal 1993, the Company recorded a nonrecurring charge of $3,598,000 related to the closing of Esskay's Baltimore, Maryland plant.

     NOTE 12 - GAIN ON SALE OF
      MARKETABLE SECURITIES

    In fiscal 1992, the Company recorded nonrecurring gains on the sale of marketable securities of $2,830,000.


                   NOTE 13 - QUARTERLY RESULTS OF OPERATIONS
                                  (Unaudited)


                                                                 Quarter

(In thousands, except per share data)        First        Second         Third        Fourth
1994
  Sales                                     $299,230     $354,873       $428,982    $364,215
  Gross profit                                38,686       46,038         66,393      56,443
  Net income (loss)                             (369)         923         11,749       7,399
  Net income (loss) per share                   (.03)         .04            .69         .43
1993
  Sales                                     $228,256     $265,598       $339,425    $309,210
  Gross profit                                29,461       35,173         40,524      39,617
  Income before cumulative effect of change
    in accounting for income taxes             1,546          261            508         536
  Cumulative effect of change in accounting
    for income taxes                           1,138           --             --          --
  Net income                                   2,684          261            508         536
  Net income per share:
    Before cumulative effect of change in
     accounting for income taxes                 .10          .02            .02         .02
    Cumulative effect of change in
     accounting for income taxes                 .07           --             --          --
    Net income per share                         .17          .02            .02         .02

                             REPORT OF MANAGEMENT


    The management of Smithfield Foods, Inc. and its subsidiaries has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.
    The Company's financial statements have been audited by Arthur Andersen & Co., independent public accountants, elected by the stockholders. Management has made available to Arthur Andersen & Co. all of the Company's financial records and related data as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to Arthur Andersen & Co. during its audits were valid and appropriate.
    Management has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting. The system of internal control provides for appropriate division of responsibilities among employees and is based upon policies and procedures that are communicated to those with significant roles in the financial reporting process. Management continually monitors the system of internal control for compliance and updates this system as it deems necessary.
    Management believes that, as of June 7, 1994, the Company's system of internal control is adequate to accomplish the objectives discussed herein.

   (Signature - of Joseph W. Luter, III)
   JOSEPH W. LUTER, III

  Chairman, President and Chief Executive Officer





   (Signature - of Aaron D. Trub)
   AARON D. TRUB

  Vice President, Secretary and Treasurer





   (Signature - of C. Larry Pope)
   C. LARRY POPE

   Controller

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders of Smithfield Foods, Inc.:
    We have audited the accompanying consolidated balance sheets of Smithfield Foods, Inc. (a Delaware corporation) and subsidiaries as of May 1, 1994 and May 2, 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smithfield Foods, Inc. and subsidiaries as of May 1, 1994 and May 2, 1993, and the results of their operations and their cash flows for each of the three years in the period ended May 1, 1994, in conformity with generally accepted accounting principles.
    As discussed in notes 1 and 4 to the consolidated financial statements, effective May 4, 1992, the Company changed its method of accounting for income taxes.

   (Signature - of Arthur Andersen & Co.)
   ARTHUR ANDERSEN & CO.

   Richmond, Virginia,
   June 7, 1994.


                                    OFFICERS AND DIRECTORS

OFFICERS                  Richard S. Patrick           Aaron D. Trub                 DIRECTORS
                          Vice President,              Secretary
Corporate                 Foodservice
                                                       Dean W. Jacobson              Joseph W. Luter, III
                                                       Assistant Vice President,     Chairman of the Board, President
Joseph W. Luter, III      Timothy A. Seely             Refinery                      and Chief Executive Officer
Chairman, President and   Vice President,                                            Smithfield Foods, Inc.
Chief Executive Officer   Sales and Marketing,
                          Fresh Meats                                                F. J. Faison, Jr.
Elaine C. Abicht                                       THE SMITHFIELD PACKING        President
Vice President,           Aaron D. Trub                COMPANY, INCORPORATED         Carroll's Foods, Inc.,
Purchasing                Secretary and Treasurer                                    Warsaw, NC,
                                                                                     hog and turkey producer
Jeffrey M. Luckman        Norman B. Fisher             Joseph W. Luter, III
Vice President,           Assistant Vice President,    Chairman and Chief
Livestock Procurement     Human Resources              Executive Officer             Joel W. Greenberg
                                                                                     Commodity Analyst
James D. Schloss          Bobby L. Johnson, Jr.        Robert W. Manly               Alaron Trading Corp.,
Vice President,           Assistant Vice President,    President and Chief           Chicago, IL,
Marketing,                Distribution                 Operating Officer             commodities brokerage firm
Design Foods
                          P . Scott Pesesky            Henry L. Morris               Cecil W. Gwaltney
Wendell R. Skinner        Assistant Vice President,    Executive Vice President      Chairman of the Board
Vice President,           Controller                                                 Gwaltney Motor Co.,
Distribution                                           Lloyd R. Enix, Jr.            Smithfield, VA,
                          Larry R. Seekford            Vice President,               automobile dealership
Aaron D. Trub,            Assistant Vice President,    Operations
Vice President,           Financial Analysis
Secretary and Treasurer                                William B. Hunter             George E. Hamilton, Jr.
                          Walter H. Voorhies, II       Vice President,               Retired; Former President and
Carl J. Wood, Jr.         Assistant Vice President,    Sales and Marketing,          Chief Operating Officer
Vice President,           Quality Assurance            Processed Meats               The Smithfield Packing
Engineering                                                                          Company, Incorporated
                                                       Thomas L. Ross
C. Larry Pope             PATRICK CUDAHY               Vice President,               Richard J. Holland
Controller                INCORPORATED                 Human Resources               Chairman of the Board
                                                                                     The Farmers Bank,
Raymond L. Edwards                                     J. Michael Townsley           Windsor, VA
Assistant Vice President, Joseph W. Luter, III         Vice President,
Corporate Accounting      Chairman and Chief           Sales and Marketing,          Roger R. Kapella
                          Executive Officer            Fresh Meats                   President and Chief
Lawrence D. Lively                                                                   Operating Officer
Assistant Vice President, Roger R. Kapella             Aaron D. Trub                 Patrick Cudahy Incorporated
Environmental Affairs     President and Chief          Secretary and Treasurer
                          Operating Officer                                          Lewis R. Little
Jeffrey A. Deel                                        Jere T. Null                  President and Chief
Assistant Controller      Dan W. Habighorst            Controller                    Operating Officer
                          Vice President,                                            Gwaltney of Smithfield, Ltd.
                          Human Resources              Milton Z. Bailey
                                                       Assistant Vice President,     Robert W. Manly
Operating Companies                                    Carolina Food Processors      President and Chief
                          Kenneth V . Nelson           Division                      Operating Officer
                          Vice President,                                            The Smithfield Packing
GWALTNEY OF               Operations and Labor                                       Company, Incorporated
SMITHFIELD, LTD.                                       Joseph T. Greskevitch, Jr.
                          Peter Y. Ni                  Assistant Vice President,
Joseph W. Luter, III      Vice President,              Cost Accounting               Wendell H. Murphy
Chairman and Chief        Manufacturing                                              Chairman of the Board and
Executive Officer                                      Jean D. Moody                 Chief Executive Officer
                          James E. Steinke             Assistant Vice President,     Murphy Farms, Inc.,
Lewis R. Little           Vice President,              Credit                        Rose Hill, NC,
President and Chief       Sales and Marketing                                        hog producer
Operating Officer                                      John R. Moody
                          Stephen W. Rodey             Assistant Vice President,
H. Dean Garrett           Treasurer                    Fresh Meats                   Aaron D. Trub
Vice President,                                                                      Vice President,
Operations                David J. Schulz              G. K. Nelms, III              Secretary and Treasurer
                          Controller                   Assistant Vice President,     Smithfield Foods, Inc.
Paul L. Harp                                           Landover Division
Vice President,
Sales and Marketing,                                   John A. Oliver
Processed Meats                                        Assistant Vice President,
                                                       Kinston Division


                                   CORPORATE INFORMATION


Corporate Headquarters             Form 10-K Report
501 North Church Street            Copies of the Company's Form 10-K Annual Report
Smithfield, VA 23430               are available without charge, upon written request to:
                                   Corporate Secretary, Smithfield Foods, Inc.,
Transfer Agent and Registrar       501 North Church Street, Smithfield, VA 23430.
First Union National Bank
Shareholder Services Group         Common Stock Data
Two First Union Center             The Common Stock of the Company is traded in the
Charlotte, NC 28288                national over-the-counter market and is authorized
                                   for quotation on The Nasdaq National Market under
Independent Public Accountants     the symbol "SFDS." The following table shows the
Arthur Andersen & Co.              high and low sales prices of the Common Stock
Richmond, VA 23219                 on The Nasdaq National Market for each quarter of
                                   fiscal 1994 and 1993.
Annual Meeting
The Annual Meeting of Stockholders
will be held on August 31, 1994,
at 2 p.m. at the Omni Richmond
Hotel, 100 South 12th Street,
Richmond, VA 23219.



                            1994               1993
  Quarter             High       Low     High        Low
  First              $17.25    $14.00   $18.75     $14.00
  Second             18.00      14.75    21.75      15.88
  Third              20.75      14.75    21.25      16.63
  Fourth             24.75      19.63    18.00      12.75




Smithfield Foods, Inc. has not paid dividends on its common stock since its incorporation.



(Recycle Logo) The majority of this Annual Report was printed on recycled paper.

Project and Editorial Coordination: Readmore Communications, Inc.
Phoenix Communications, Ltd., Design: VSA Partners, Illustrations; James Noel Smith