Form 10-K405, Exhibit 13
period 1995-04-30
SMITHFIELD FOODS INC
filed 1995-07-28
CIK 91388

FINANCIAL DISCUSSION


OPERATIONS FISCAL 1995 COMPARED TO FISCAL 1994 Sales in fiscal 1995 increased $123.0 million, or 8.8%, from fiscal 1994. The increase was the result of an 18.0% increase in sales tonnage offset by a 7.8% decrease in unit selling prices due to lower live hog costs. The increase in sales tonnage was the result of a 16.5% increase in fresh pork tonnage combined with a 17.1% increase in processed meats tonnage.

     Cost of sales increased $74.9 million, or 6.2%,in fiscal 1995, primarily due to the increased sales tonnage offset by a 16.0% decrease in the cost of live hogs. Gross profit increased $48.1 million, or 25.3%, in fiscal 1995, compared to fiscal 1994. The increase in gross profit resulted from the increased sales tonnage of both fresh pork (51.2% of dollar sales) and processed meats (44.6% of dollar sales), and increased margins on sales of both fresh pork and processed meats.

     Gross profit in fiscal 1995 was adversely affected by a $0.2 million increase in cost of sales as a result of the performance of Brown's of Carolina, Inc. ("Brown's") and the Smithfield-Carroll's joint hog production arrangement ("Smithfield-Carroll's"). In fiscal 1994, the performance of these operations resulted in a reduction in cost of sales of $10.3 million. The Company obtained 12.1% of the hogs which it processed in fiscal 1995 from Brown's and Smithfield-Carroll's, compared to 11.4% in fiscal 1994.

     Selling, general and administrative expenses increased $28.8 million, or 22.9%, in fiscal 1995. The increase reflected higher storage and delivery costs associated with the increased sales tonnage, including significantly higher export tonnage, and increased compensation and administrative costs related to additional sales, supervisory and support staff for current and anticipated future growth.

     Depreciation expense decreased $1.6 million, or 7.5%, in fiscal 1995. Increased depreciation charges related to expansion at the Company's Bladen County, North Carolina, plant and Brown's were offset by reduced depreciation charges resulting from a revision in estimated useful lives of certain assets beginning in the third quarter of fiscal 1994. This change in accounting estimate reduced depreciation by $7.7 million in fiscal 1995 and $3.9 million in fiscal 1994.

     Interest expense increased $2.4 million, or 21.1%, reflecting higher long-term debt related to the funding of capital projects at the Bladen County plant and Brown's, and higher short- and long-term rates.

     The effective income tax rate in fiscal 1995 decreased to 36.7% from 39.5% in the prior year, reflecting the impact of increased employment incentive credits, lower taxes on foreign sales, and benefits related to certain insurance contracts.The Company had no valuation allowance related to income tax assets as of April 30, 1995, and there was no change in the valuation allowance during fiscal 1995.

     The increase in income from continuing operations in fiscal 1995 was largely attributable to substantially higher sales margins on fresh pork in the second and third quarters which resulted from a large supply of hogs and the lowest hog prices in a decade. Margins on both fresh pork and processed meats narrowed as hog prices rose during the fourth quarter. Margins in the quarter were also pressured by strong price competition from burdensome supplies of beef, pork and poultry. In addition, fourth quarter results were adversely impacted by ongoing costs associated with maximizing production capacity in the new conversion room and start-up costs related to a new vacuum-packaging operation, both at the Bladen County plant. The Company expects to see continued pressure on margins in fiscal 1996 from large supplies of competing protein products as well as from additional slaughter capacity which the Company anticipates will be brought on line by several large processors in the fall of 1995 in geographic areas of the country where hogs are already in short supply.

     As of April 30, 1995, the Company adopted a plan to sell the assets and business of Ed Kelly, Inc. ("Kelly"), the Company's retail electronics subsidiary. The operating results of Kelly, net of tax, for fiscal 1995 and 1994 are shown as income (loss) from discontinued operations. The loss from discontinued operations in fiscal 1995 includes the write-off of the goodwill and all costs and write-downs related to the planned disposal of the assets and business of Kelly.

     Reflecting the factors discussed above, net income increased to $27.8 million in fiscal 1995,up from $19.7 million in the prior fiscal year.

FISCAL 1994 COMPARED TO FISCAL 1993 Sales in fiscal 1994 increased $289.8 million, or 26.0%, from fiscal 1993. The increase was the result of a 20.2% increase in sales tonnage and a 4.8% increase in unit sales prices. The increase in sales tonnage was the result of a 39.4% increase in fresh pork tonnage combined with a 4.8% increase in processed meats tonnage.The substantial increase in fresh pork tonnage reflected the operation of the Company's Bladen County plant for the full year,compared to six months of operation in fiscal 1993.

     Cost of sales increased $233.8 million, or 23.9%, in fiscal 1994, primarily due to the increased sales tonnage and a 3.3% increase in the cost of live hogs. Gross profit increased $55.9 million, or 41.6%, in fiscal 1994 compared to fiscal 1993. This increase in gross profit resulted from the increased sales tonnage of both fresh pork (48.4% of dollar sales) and processed meats (47.7% of dollar sales), and increased margins on sales of both fresh pork and processed meats.

     Gross profit in fiscal 1994 was favorably affected by a $10.3 million reduction in cost of sales as a result of the performance of Brown's and Smithfield-Carroll's. In fiscal 1993, the performance of these operations resulted in a reduction in cost of sales of $4.0 million. The Company obtained 11.4% of the hogs which it processed in fiscal 1994 from Brown's and Smithfield-Carroll's, compared to 9.4% in fiscal 1993.

     Selling, general and administrative expenses increased $24.2 million, or 23.9%, in fiscal 1994, reflecting sharply increased distribution costs related to increased sales tonnage of fresh pork produced at the Bladen County plant, increased marketing costs associated with increased sales tonnage of both fresh pork and processed meats, and increased storage costs related to an overall increase in business levels.

     Depreciation expense increased $2.9 million, or 15.8%, in fiscal 1994, reflecting the high levels of capital expenditures in recent years related to the expansion of the Company's hog production facilities and modernization and expansion of its meat processing plants. In light of the Company's aggressive capital expenditure programs over the past four fiscal years during which the Company invested $218.6 million in new plant and equipment, the Company reviewed the estimated useful lives of these most recently acquired assets which were being used for depreciation purposes. As a result of this review, effective November 1, 1993, the Company revised these lives to more accurately reflect the economic useful lives of these assets and to better align them with those generally used in the meat processing industry. This change in accounting estimate reduced depreciation charges in fiscal 1994 by $3.9 million.

     Interest expense increased $5.4 million, or 87.7%, reflecting significantly higher carrying costs on long-term debt related to the funding of capital projects, including the Bladen County plant, and the impact of replacing short-term borrowings with long-term debt at somewhat higher interest rates.

     In fiscal 1993,the Company recorded a nonrecurring pre-tax charge of $3.6 million related to the closing of Esskay, Inc.'s meat processing plant in Baltimore, Maryland.

     The effective income tax rate in fiscal 1994 increased to 39.5% from 34.1% in the prior year, reflecting the impact of an increase in the statutory rate at the federal level and the reduced impact of tax credits for the year.

     The increase in income from continuing operations in fiscal 1994 was largely attributable to improved sales margins and operating efficiencies at Gwaltney of Smithfield, Ltd. and The Smithfield Packing Company, Incorporated during the second half of the year. The improvement in financial results also reflected generally improved conditions in the pork processing industry.

     As a result of the adoption of a plan to dispose of the assets and business of Kelly as of April 30, 1995, the operating results of Kelly, net of tax, for fiscal 1994 and 1993 are shown as income (loss) from discontinued operations.

     Reflecting the factors discussed above, net income increased $15.7 million in fiscal 1994, up sharply from $4.0 million in the prior fiscal year.Net income in fiscal 1993 included the cumulative effect of a change in accounting principle associated with the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective May 4, 1992. The Company had no valuation allowance related to income tax assets as of May 1, 1994, and there was no change in the valuation allowance during fiscal 1994.

FINANCIAL CONDITION The pork processing industry is characterized by high sales tonnage and rapid turnover of inventories and accounts receivable. Because of the rapid turnover rate, the Company considers its inventories and accounts receivable highly liquid and readily convertible into cash. Borrowings under the Company's lines of credit and accounts receivable resulting from seasonal and other market-related fluctuations in raw material costs. The demand for seasonal borrowings usually peaks in early November when ham inventories are at their highest levels, and borrowings are repaid in January when accounts receivable generated by sales of these hams are collected. As of April 30, 1995, the Company had aggregate lines of credit of $120.0 million. credit are secured by substantially all of the Company's inventories and accounts receivable. Weighted average borrowings under the lines were $69.9 million in fiscal 1995, $66.6 million in fiscal 1994 and $79.2 million in fiscal 1993 at weighted average interest rates of approximately 6%, 4% and 4%, respectively. Maximum borrowings were $117.0 million in fiscal 1995, $105.1 million in fiscal 1994 and $105.7 million in fiscal 1993.The outstanding balances under these lines totaled $67.2 million and $52.1 million as of April 30, 1995 and May 1, 1994 at weighted average interest rates of 7% and 5%, respectively.

     Capital expenditures totaled $91.9 million in fiscal 1995. These large expenditures included $54.7 million for capital projects at the Company's Bladen County plant, including a rapid carcass-chilling system, a new value-added conversion room and additional hog coolers. In connection with its strategy of vertical integration, the Company expended $22.3 million on the construction of hog production facilities at Brown's. In addition to the expansion at Brown's, the Company increased its advances to, and investments in, joint hog production arrangements by $10.4 million.These capital expenditures and advances and investments were funded with $47.2 million in cash provided by operations and the placement of a new $50.0 million three-year term loan with a bank.

     In fiscal 1996,the Company plans to expend approximately $69.0 million in capital expenditures, consisting of $37.0 million for additional capital projects at the Company's various meat processing facilities and $28.0 million for additional hog production facilities at Brown's. In addition, the Company expects to make $4.0 million of advances to, and investments in, hog production arrangements.

     These capital expenditures and advances and investments will be funded with cash from operations and borrowings under a new $200.0 million revolving line of credit facility for which the Company has received commitments from a bank group. This new credit facility will replace the Company's existing $110.0 million line of credit facility.

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

FINANCIAL SUMMARY
SMITHFIELD FOODS, INC. AND SUBSIDIARIES


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)       APRIL 30,1995  MAY 1, 1994(1)  MAY 2, 1993(1)


Sales                                                $1,526,518     $1,403,485       $1,113,712
Gross profit                                            238,492        190,387          134,441
Selling, general and administrative expenses            154,283        125,520          101,281
Interest expense                                         14,054         11,605            6,183
Income from continuing operations before
  extraordinary loss and change in
  accounting for income taxes                            31,915         19,319            3,271
Income (loss) from discontinued operations               (4,075)           383             (420)
Extraordinary loss and change in accounting
  for income taxes                                            -              -            1,138(2)
Net income                                               27,840         19,702            3,989
FINANCIAL POSITION:
Working capital                                        $ 60,911     $   81,529       $   64,671
Total assets                                            550,225        452,279          399,567
Long-term debt and capital lease obligations            155,047        118,942          124,517
Stockholders' equity                                    184,015        154,950          135,770
FINANCIAL RATIOS:
Current ratio                                              1.35           1.56             1.57
Long-term debt to total capitalization                     44.4%          41.9%            46.1%
Return on average stockholders' equity(4)                  18.4%          12.8%             2.3%
PER COMMON SHARE:
Income from continuing operations
  before extraordinary loss and change
  in accounting for income taxes                         $ 1.83     $     1.11       $      .18
Income (loss) from discontinued operations                 (.24)           .02             (.03)
Extraordinary loss and change in accounting
  for income taxes                                            -              -              .07(2)
Net income                                                 1.59           1.13              .22
Book value                                                11.82           9.43             8.32
Weighted average common shares outstanding               17,059         16,768           16,372
OTHER INFORMATION:
Capital expenditures(5)                                $ 91,921     $   29,291       $   87,992
Depreciation expense                                     19,717         21,327           18,418
Common stockholders of record                             1,571          1,796            1,867
Number of employees                                       9,000          8,000            7,000

(1) Restated for discontinued operations (see Note 2 to Consolidated Financial Statements) (2) Change in accounting principle (see Note 5 to Consolidated Financial Statements) (3) Extraordinary loss (4) Computed using income from continuing operations before extraordinary loss and cumulative effect of change in accounting for income taxes (5) Excludes capital expenditures related to acquisitions


MAY 3, 1992(1)      APRIL 28, 1991   APRIL 29,1990   APRIL 30, 1989    MAY 1, 1988      MAY 3, 1987    APRIL 27, 1986

$1,036,613           $1,071,791         $853,401        $774,790        $916,328         $1,046,642        $864,324
   135,137              140,302           97,504          94,976         106,020             98,563          86,138
    87,789               81,052           71,831          67,042          67,150             66,377          59,773
     3,903                7,739            6,346           4,130           4,670              5,628           5,986


    21,824               28,658            7,060           9,814          15,152              9,743           9,193
      (189)                   -                -               -               -                  -               -

         -                    -                -               -               -             (2,097)(3)      (4,553)(3)
    21,635               28,658            7,060           9,814          15,152              7,646           4,660

$   26,672           $   35,288         $ 14,991        $ 25,337        $ 21,747         $   21,419        $ 23,280
   277,685              200,797          164,886         152,150         132,933            134,924         130,014
    49,091               37,392           28,193          27,596          18,469             26,137          33,591
   113,754               71,081           45,359          43,829          40,471             37,055          27,312

      1.27                 1.46             1.20            1.43            1.41               1.39            1.43
      30.1%                34.5%            38.3%           38.6%           31.4%              41.7%           55.2%
      23.6%                49.2%            15.8%           23.2%           39.1%              30.3%           40.5%



$     1.38           $     1.99         $    .48        $    .60        $    .85         $      .55        $    .47
      (.01)                   -                -               -               -                  -               -

         -                    -                -               -               -               (.12)(3)        (.22)(3)
      1.37                 1.99              .48             .60             .85                .43             .25
      7.55                 5.29             3.20            2.92            2.60               2.13            1.69
    15,813               14,402           14,818          16,242          17,900             18,220          20,184

$   74,793           $   26,518         $ 19,555        $ 16,034        $  6,941         $   11,094        $  6,602
    12,630               11,382            9,912           8,564           8,643              8,099           7,325
     1,544                1,148            1,239           1,334           1,414              1,523           1,395
     5,400                5,000            4,200           3,900           4,100              4,700           4,800

CONSOLIDATED BALANCE SHEETS
SMITHFIELD FOODS, INC. AND SUBSIDIARIES


(IN THOUSANDS)                                        APRIL 30, 1995  MAY 1, 1994

ASSETS
Current Assets:
  Cash                                                   $  14,790     $  12,350
  Accounts receivable less allowances of $540 and $458      66,727        60,586
  Inventories                                              119,170       119,269
  Advances to joint hog production arrangements             14,042        20,178
  Prepaid expenses and other current assets                 18,564        13,946
    Total current assets                                   233,293       226,329
Property, plant and equipment:
  Land                                                       9,747         8,039
  Buildings and improvements                               116,637       108,901
  Machinery and equipment                                  220,750       203,443
  Construction in progress                                  68,705         9,750
                                                           415,839       330,133
  Less accumulated depreciation                           (141,533)     (124,112)
    Net property, plant and equipment                      274,306       206,021
Other assets:
  Cost in excess of net assets acquired less accumulated
    amortization of $1,429 and $1,456                        4,835         4,385
  Investments in partnerships                               27,209        10,672
  Other                                                     10,582         4,872
    Total other assets                                      42,626        19,929
                                                         $ 550,225     $ 452,279


The accompanying notes are an integral part of these balance sheets.


(IN THOUSANDS)                                           APRIL 30, 1995   MAY 1, 1994

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable                                              $ 69,695       $ 52,135
  Current portion of long-term debt and capital lease
    obligations                                                 9,961          9,655
  Accounts payable                                             55,371         48,017
  Accrued expenses and other current liabilities               37,355         31,840
  Income taxes payable                                              -          3,153
   Total current liabilities                                  172,382        144,800
Long-term debt and capital lease obligations                  155,047        118,942
Other noncurrent liabilities:
  Deferred income taxes                                        18,404         11,767
  Pension and post-retirement benefits                          4,733          5,220
  Other                                                         5,644          6,600
   Total other noncurrent liabilities                          28,781         23,587
Commitments and contingencies
Series B 6.75% cumulative convertible preferred stock,
  $1.00 par value,
   1,000 shares authorized, issued and outstanding             10,000         10,000
Stockholders' equity:
  Preferred stock, $1.00 par value, authorized 1,000,000
    shares                                                          -              -
  Common stock, $.50 par value, authorized 25,000,000
    shares;
   issued 16,834,026 and 16,713,126 shares                      8,417          8,357
  Additional paid-in capital                                   49,804         47,964
  Retained earnings                                           133,437        106,272
  Treasury stock, at cost, 437,000 shares                      (7,643)        (7,643)
   Total stockholders' equity                                 184,015        154,950
                                                             $550,225       $452,279

CONSOLIDATED STATEMENTS OF INCOME
SMITHFIELD FOODS, INC. AND SUBSIDIARIES


                                                     52 WEEKS ENDED   52 WEEKS ENDED   52 WEEKS ENDED
(IN THOUSANDS, EXCEPT PER SHARE DATA)                APRIL 30, 1995      MAY 1, 1994      MAY 2, 1993


Sales                                                   $1,526,518     $1,403,485        $1,113,712
Cost of sales                                            1,288,026      1,213,098           979,271
  Gross profit                                             238,492        190,387           134,441

Selling, general and administrative expenses               154,283        125,520           101,281
Depreciation expense                                        19,717         21,327            18,418
Interest expense                                            14,054         11,605             6,183
Plant closing costs                                              -              -             3,598

Income from continuing operations before income taxes       50,438         31,935             4,961
Income taxes                                                18,523         12,616             1,690

Income from continuing operations before cumulative
  effect of change in accounting for income taxes           31,915         19,319             3,271
Income (loss) from discontinued operations,
  net of tax                                                (4,075)           383              (420)

Income before cumulative effect of change in accounting
  for income taxes                                          27,840         19,702             2,851
Cumulative effect of change in accounting
  for income taxes                                               -              -             1,138
Net income                                              $   27,840     $   19,702    $        3,989
Net income available to common stockholders             $   27,165     $   19,027    $        3,624

Income (loss) per common share:
  Continuing operations before cumulative effect of
    change in accounting for income taxes               $     1.83     $     1.11    $          .18
  Discontinued operations                                     (.24)           .02              (.03)
  Cumulative effect of change in
    accounting for income taxes                                  -              -               .07
  Net income                                            $     1.59     $     1.13    $          .22

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
SMITHFIELD FOODS, INC. AND SUBSIDIARIES



                                                  52 WEEKS ENDED     52 WEEKS ENDED     52 WEEKS ENDED
(IN THOUSANDS)                                    APRIL 30, 1995      MAY 1, 1994         MAY 2, 1993
Cash flows from operating activities:
  Net income                                           $ 27,840       $ 19,702         $  3,989
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
     Depreciation and amortization                       22,127         23,010           20,055
     Loss on sale of property, plant
       and equipment                                      1,130          1,088            1,169
     Increase in accounts receivable                     (6,141)        (9,763)         (13,899)
     (Increase) decrease in inventories                      99        (24,447)         (43,327)
     (Increase) decrease in prepaid expenses and
       other current assets                              (4,618)        (4,529)           2,432
     Increase in other assets                            (8,121)        (1,398)          (3,489)
     Increase in accounts payable, accrued
       expenses and other liabilities                     8,272         25,608            7,667
     Cumulative effect of change in accounting
       for income taxes                                       -              -           (1,138)
     Increase (decrease) in deferred income taxes         6,637          6,177           (1,023)
Net cash provided by (used in) operating activities      47,225         35,448          (27,564)

Cash flows from investing activities:
  Capital expenditures                                  (91,921)       (29,291)         (87,992)
  Proceeds from sale of property, plant and equipment     2,340          4,494            1,112
  Investments in partnerships                           (16,537)        (2,257)            (100)
  Advances to joint hog production arrangements         (18,130)       (20,178)         (19,830)
  Reductions of advances to joint hog
    production arrangements                              24,266         19,830           23,330
Net cash used in investing activities                   (99,982)       (27,402)         (83,480)

Cash flows from financing activities:
  Net borrowings on notes payable                        17,560          4,322            6,627
  Proceeds from issuance of long-term debt
    and capital lease obligations                        50,000          5,341           83,036
  Principal payments on long-term debt
    and capital lease obligations                       (13,588)        (7,916)          (5,303)
  Proceeds from sale of preferred stock                       -              -           10,000
  Proceeds from sale of common stock                          -              -           16,750
  Exercise of common stock options                        1,900            153            1,642
  Dividends on preferred stock                             (675)          (675)            (365)
Net cash provided by financing activities                55,197          1,225          112,387

Net increase in cash                                      2,440          9,271            1,343
Cash at beginning of year                                12,350          3,079            1,736
Cash at end of year                                    $ 14,790       $ 12,350         $  3,079

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest, net of amount capitalized                $ 14,630       $ 12,379         $  9,037
    Income taxes                                       $ 16,254       $  5,574         $  5,018

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
SMITHFIELD FOODS, INC. AND SUBSIDIARIES

                                          ADDITIONAL
                                 COMMON    PAID-IN    RETAINED     TREASURY
(IN THOUSANDS)                   STOCK     CAPITAL    EARNINGS      STOCK

Balance, May 3, 1992             $7,775    $30,001    $ 83,621     $ (7,643)
  Net income                          -          -       3,989            -
  Sale of common stock              500     16,250           -            -
  Exercise of stock options          75      1,567           -            -
  Dividends on preferred stock        -          -        (365)           -
Balance, May 2, 1993              8,350     47,818      87,245       (7,643)
  Net income                          -          -      19,702            -
  Exercise of stock options           7        146           -            -
  Dividends on preferred stock        -          -        (675)           -
Balance, May 1, 1994              8,357     47,964     106,272       (7,643)
  Net income                          -          -      27,840            -
  Exercise of stock options          60      1,840           -            -
  Dividends on preferred stock        -          -        (675)           -
Balance,April 30, 1995           $8,417    $49,804    $133,437     $ (7,643)


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of Smithfield Foods,Inc. and subsidiaries (the "Company").The Company's principal subsidiaries include Brown's of Carolina, Inc. ("Brown's"), Esskay, Inc. ("Esskay"), Gwaltney of Smithfield, Ltd. ("Gwaltney"), Patrick Cudahy Incorporated ("Patrick Cudahy"), Smithfield International, Inc. ("International") and The Smithfield Packing Company, Incorporated ("Smithfield Packing"). The accounts of Ed Kelly, Inc. ("Kelly") are reflected as discontinued operations (see Note 2) and are reported separately on the consolidated statements of income. All material intercompany balances and transactions have been eliminated.

FISCAL YEAR The Company's fiscal year is the 52 or 53 week period which ends on the Sunday nearest April 30.

INVENTORIES The Company's inventories are valued at the lower of first-in, first-out (FIFO) cost or market. Inventories consist of the following:


(IN THOUSANDS)              APRIL 30, 1995       MAY 1, 1994

Fresh and processed meats     $ 82,957             $ 90,219
Livestock and manufacturing
    supplies                    28,596               19,809
Other                            7,617                9,241

                              $119,170             $119,269


PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is stated at cost. Buildings and improvements are depreciated over periods from 10 to 40 years. Machinery and equipment is depreciated over periods from 3 to 25 years. Repairs and maintenance are charged to expense as incurred. Improvements and betterments are capitalized. Gains and losses from dispositions or retirements of property, plant and equipment are recognized currently.

    In fiscal 1994,the Company revised the estimated useful lives of certain assets to more accurately reflect their economic useful lives and to better align them with those generally used in the meat processing industry. This change was made to assets acquired after April 1990 and is reflected on a prospective basis beginning in November 1993. This change reduced depreciation charges and increased net income by $7,732,000 and $4,932,000, respectively, in fiscal 1995 and by $3,868,000 and $2,336,000, respectively, in fiscal 1994.

    Interest on capital projects is capitalized during the construction period. Total interest capitalized was $842,000 in fiscal 1995, $612,000 in fiscal 1994 and $1,860,000 in $50,975,000, $40,713,000 and $36,830,000 in fiscal 1995, 1994 and 1993, respectively.

OTHER ASSETS Cost in excess of net assets acquired is amortized over 40 years. Organization costs are amortized over a five-year period. Deferred debt issuance costs are amortized over the terms of the related loan agreements. Start-up costs associated with hog production are amortized over a three-year period.

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

SELF-INSURANCE PROGRAMS The Company is self-insured for certain levels of general and vehicle liability, workers' compensation and health care coverage. The estimated cost of these self-insurance programs is accrued based upon projected settlements for known and anticipated claims. Any resulting adjustments to previously recorded reserves are reflected in current operating results.

COMMODITY FUTURES The Company, from time to time,enters into commodity futures contracts for hogs, pork bellies and corn to minimize its exposure to price fluctuations. As of April 30, 1995, the Company had deposits of $1,208,000 with brokers for all outstanding commodity futures contracts. Contracts for hogs and pork bellies related to firm sales commitments are accounted for as hedges. Gains and losses on these contracts are deferred and recorded to cost of sales when the sales commitments are fulfilled. As of April 30, 1995, $222,000 of unrealized hedging gains on outstanding futures contracts were deferred. These contracts mature within one year.

    In addition, the Company uses futures contracts to reduce the risk associated with the Company's hog production operations. These contracts are marked to market with gains and losses recognized in cost of sales currently. As of April 30, 1995, unrealized gains of $371,000 were recognized on open contracts having a total market value of $11,136,000. These contracts mature within one year.

INCOME PER COMMON SHARE Income per common share is computed using the weighted average shares of common stock and dilutive common stock equivalents (options and convertible preferred stock) outstanding during the respective periods.

    Net income available to common stockholders is net income less dividends on preferred stock. The number of weighted average shares used in calculating income per common share was 17,059,000 in fiscal 1995, 16,768,000 in fiscal 1994 and 16,372,000 in fiscal 1993.

RECLASSIFICATIONS Certain prior year balances have been reclassified to conform to fiscal 1995 presentations.

NOTE 2 - DISCONTINUED OPERATIONS As of April 30, 1995, the Company adopted a plan to dispose of the assets and business of Kelly, its retail electronics subsidiary. Under the plan, the Company will aggressively reduce operating expenses, close certain stores and seek to sell the business. The operations of Kelly in fiscal 1995, 1994 and 1993 have been reported separately as discontinued operations in the consolidated statements of income.

    The loss from discontinued operations in fiscal 1995 includes the write-off of goodwill and all costs and write-downs related to the planned disposal of assets and business of Kelly. The Company anticipates little, if any, loss from disposal of Kelly. As of April 30, 1995, Kelly had total current assets of $11,635,000, noncurrent assets of $1,012,000 and total liabilities of $13,748,000.

NOTE 3 - JOINT HOG PRODUCTION ARRANGEMENTS

SMITHFIELD-CARROLL'S The Company has an arrangement with affiliates of Carroll's Foods,Inc. ("CFI") to produce hogs for the Company's meat processing plants. The arrangement involves: (1) Smithfield-Carroll's Farms, a partnership owned jointly by the Company and Carroll's Farms of Virginia, Inc. ("CFAV"), which owns the hog raising facilities, and (2) a long-term purchase contract between the Company and Carroll's Foods of Virginia, Inc. ("CFOV"), which leases and operates the facilities, that obligates the Company to purchase all the hogs produced by CFOV at prices which are equivalent to market at the time of delivery. A director of the Company is the president and a director of CFI, CFAV and CFOV. In addition, the Company has a long-term agreement to purchase hogs from CFI at prices which, in the opinion of management, are equivalent to market.

    As of April 30, 1995 and May 1, 1994, the Company had investments of $20,231,000 and $7,757,000, respectively, in the partnership which are accounted for using the equity method. During fiscal 1995, the Company converted $12,500,000 of advances to partners' equity, which is included in investments in partnerships on the consolidated balance sheet as of April 30, 1995. In addition, as of April 30, 1995, the Company had $6,960,000 of working capital loans outstanding to the partnership. These demand loans are expected to be repaid in the next fiscal year. Unaudited summarized financial information relative to the partnership is as follows:


(IN THOUSANDS)         APRIL 30, 1995    MAY 1, 1994

Current assets             $ 1,621         $   847
Property and equipment      64,731          66,448
Other assets                   288             383
                           $66,640         $67,678

Current liabilities        $13,774         $25,461
Long-term debt              25,013          26,812
Partners' equity            27,853          15,405
                           $66,640         $67,678


    Substantially all revenues of the partnership consist of lease payments from CFOV which cover debt service, depreciation charges and other operating expenses. For the fiscal years 1995, 1994 and 1993, revenues were $9,479,000, $9,706,000 and $8,242,000, respectively.

    Pursuant to the long-term purchase contract, the Company purchased $54,081,000, $62,348,000 and $52,871,000 of live hogs from CFOV in fiscal years 1995, 1994 and 1993, respectively. The contract resulted in increased raw material costs (as compared to market costs) of $2,615,000 in fiscal 1995 and decreased raw material costs of $2,223,000 and $2,892,000 in fiscal 1994 and 1993, respectively. In fiscal 1995, the Company made $10,805,000 of working capital loans to CFOV, of which $8,805,000 were outstanding as of April 30, 1995. These demand loans are expected to be repaid in the next fiscal year.

    Pursuant to the agreement with CFI, the Company purchased $134,937,000, $127,849,000 and $87,477,000 of hogs in fiscal 1995, 1994 and 1993, respectively.

CIRCLE FOUR In fiscal 1994, the Company entered into a joint hog production arrangement with three of its principal hog suppliers to produce hogs in the state of Utah. The chief executive officers of two of the suppliers and the president of another serve as directors of the Company. As of April 30, 1995, the Company had a 31.5% interest in the arrangement which is accounted for using the equity method. In fiscal 1994, the Company transferred certain real estate and related costs to the arrangement for an aggregate sales price of $1,694,000, which represented the historical cost of the assets to the Company. As of April 30, 1995 and May 1, 1994, the Company had investments of $5,050,000 and $1,000,000, respectively, in the partnership. The arrangement had no sales in fiscal 1995 or 1994.

B&G In fiscal 1994, Brown's entered into a joint hog production arrangement with a company owned by the daughter and son-in-law of the chairman and chief executive officer of the Company. The arrangement, B&G Farms LLC ("B&G"), involves the leasing of hog production facilities to Brown's and the production of hogs by Brown's on a contractual basis. In addition,the Company has a contract to purchase all of the hogs produced by B&G at prices, which in the opinion of management, are equivalent to market. Profits and losses are shared equally under the arrangement. In fiscal 1994, each participant invested $1,200,000 and loaned an additional $1,100,000 to B&G. The loans were repaid in fiscal 1995. In fiscal 1994, Brown's sold hog production facilities to B&G for $3,302,000, which represented the historical cost of the facilities to Brown's. As of April 30, 1995 and May 1, 1994, B&G had advanced $1,723,000 and $1,295,000, respectively, to Brown's for working capital.

    B&G's revenues consist of lease payments from Brown's, which cover debt service and depreciation charges, and the profits or losses on the sale of hogs. Pursuant to the contract, the Company purchased $3,048,000 of hogs in fiscal 1995. B&G had no sales during fiscal 1994.

NOTE 4 - DEBT LONG-TERM DEBT Long-term debt consists of the following:

(IN THOUSANDS)                            APRIL 30, 1995        MAY 1, 1994

Notes payable to institutional lenders:
  6.24% notes, payable through
    November 1998                           $ 4,237               $ 5,085
  7.00% notes, payable through
    September 1998                            2,017                 2,521
  7.15% notes, payable through
    October 1997                              4,899                 6,628
  8.41% notes, payable through
    February 2013                            25,000                25,000
  9.80% notes, payable through
    August 2003                               9,938                10,688
  9.85% notes, payable through
    November 2006                            15,667                16,667
  10.75% notes, payable through
    August 2005                              10,500                11,250
  11.00% notes, payable through
    October 1994                                  -                   500
Notes payable to banks:
  6.48% notes, payable through
    September 1998                           22,600                24,100
  7.10% notes, payable through
    September 1997                            2,760                 3,198
  Notes, payable
    October 1997                             45,000                     -
Other note payable:
  9.00% note, payable through
    February 1999                               200                     -
                                            142,818               105,637
Less current portion                         (9,030)               (8,885)
                                           $133,788              $ 96,752


Scheduled maturities of long-term debt are as follows:

(IN THOUSANDS)

Fiscal year
1996          $  9,030
1997            11,560
1998            57,944
1999            19,924
2000             4,554
Thereafter      39,806
              $142,818

    In fiscal 1995, the Company placed $50,000,000 of three-year notes with a bank. The notes bear interest at rates increasing from prime (9.00% as of April 30, 1995) to three-quarters of a percentage point above prime over the three-year term of the loan. The Company prepaid $5,000,000 of these notes in fiscal 1995. In fiscal 1994, the Company placed $25,000,000 of five-year 6.48% notes with a bank and $2,800,000 of five-year 7.00% notes with an institutional lender. Notes payable to institutional lenders and banks are collateralized by substantially all of the assets of Gwaltney and Smithfield Packing.

    The fair value of long-term debt as of April 30, 1995 was $148,652,000, based on the market value of debt with similar maturities and covenants.

LINES OF CREDIT The Company has aggregate lines of credit of $120,000,000. The lines have no material compensating balance requirements but require commitment fees based on the unused portions of the lines. Borrowings under the lines of credit are secured by substantially all of the Company's inventories and accounts receivable. Weighted average borrowings under the lines were $69,857,000 in fiscal 1995, $66,586,000 in fiscal 1994 and $79,206,000 in fiscal
1993 at weighted average interest rates of 6%, 4% and 4%, respectively. Maximum borrowings were $117,038,000 in fiscal 1995, $105,079,000 in fiscal 1994 and $105,653,000 in fiscal 1993. The outstanding balances under these lines totaled $67,195,000 and $52,135,000 as of April 30, 1995 and May 1, 1994 at weighted average interest rates of 7% and 5%, respectively.

DEBT COVENANTS The Company's various debt agreements contain covenants regarding current ratio, fixed charges coverage, net worth, and, among other restrictions, limit additional borrowings, the acquisition, disposition and leasing of assets and payments of dividends to stockholders. Additionally, existing loan covenants contain provisions which substantially limit the amount of funds available for transfer from subsidiaries to the parent company without the consent of certain lenders.

NOTE 5 - INCOME TAXES Total income tax expense (benefit) was allocated as follows:



                                APRIL 30,           MAY 1,          MAY 2,
(IN THOUSANDS)                      1995             1994            1993

Income from continuing
  operations                     $18,523           $12,616          $1,690
Discontinued operations           (2,716)              305            (240)
                                 $15,807           $12,921          $1,450

Income tax expense attributable to income from continuing operations consists of the following:




                                APRIL 30,           MAY 1,          MAY 2,
(IN THOUSANDS)                      1995             1994            1993
Current tax expense:
  Federal                       $10,373             $ 7,235         $ 2,350
  State                           1,835               1,675              44
                                 12,208               8,910           2,394

Deferred tax expense (benefit):
  Federal                         5,301               3,108          (1,031)
  State                           1,014                 598             327
                                  6,315               3,706            (704)
                                $18,523             $12,616         $ 1,690

A reconciliation of taxes computed at the federal statutory rate to the provision for income taxes is as follows:



                                APRIL 30,           MAY 1,          MAY 2,
(IN THOUSANDS)                      1995             1994            1993


Federal income taxes at
  statutory rate                $17,653             $11,177         $1,687
State income taxes, net of
  federal tax benefit             1,852               1,478            245
Reduction in tax reserves             -                   -           (250)
Other                              (982)                (39)             8
                                $18,523             $12,616         $1,690

The tax effects of temporary differences consist of the following:



                                APRIL 30,           MAY 1,
(IN THOUSANDS)                      1995             1994

Deferred tax assets:
  Employee benefits              $ 6,019            $ 7,003
  Alternative minimum
    tax credit                     2,680              2,540
  Tax credits and net operating
    losses                         2,709                867
  Inventories                      1,155                814
  Other assets                       968                  -
  Accrued expenses                 1,041              1,154
                                 $14,572            $12,378

Deferred tax liabilities:
  Property, plant and
    equipment                    $21,853            $13,791
  Investment in subsidiary           574                715
  Start-up costs                   1,303              1,033
                                 $23,730            $15,539

     Effective May 4, 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method in accounting for income taxes. The cumulative effect of adopting this change totaled $1,138,000 ($.07 per common share) and has been reflected in the consolidated statements of income as the cumulative effect of a change in accounting for income taxes.

     As of April 30, 1995 and May 1, 1994, the Company had $9,246,000 and $8,470,000, respectively, of net current deferred tax assets included in prepaid expenses and other current assets. The Company had no valuation allowance related to income tax assets as of April 30, 1995 or May 1, 1994, and there was no change in the valuation allowance during fiscal 1995 and 1994.

     As of April 30, 1995, the Company had $1,836,000 and $873,000 of deferred tax assets relating to net operating losses and tax credits, respectively, which expire from fiscal 1999 to 2000. In addition, deferred tax assets include alternative minimum tax credits of $2,680,000 which do not expire.

NOTE 6-ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES Accrued expenses and other current liabilities consist of the following:


(IN THOUSANDS)                  APRIL 30, 1995        MAY 1, 1994

Payroll and related benefits        $15,531             $11,599
Self-insurance reserves              12,357              11,690
Other                                 9,467               8,551
                                    $37,355             $31,840

NOTE 7-STOCKHOLDERS' EQUITY AND PREFERRED STOCK
ISSUANCE OF COMMON STOCK In fiscal 1993, the Company issued 1,000,000 shares of its common stock for $16,750,000 in a private transaction (see Note 10).

PREFERRED STOCK The Company has 1,000,000 shares of $1.00 par value preferred stock authorized, of which 999,000 shares are unissued. The Board of Directors is authorized to issue preferred stock in series and to fix by resolution the designation,dividend rate,redemption provisions, liquidation rights, sinking fund provisions, conversion rights and voting rights of each series of preferred stock.

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

STOCK OPTIONS Under the Company's 1984 Stock Option Plan ("1984 Plan"), officers and certain key employees were granted incentive and nonstatutory stock options to purchase shares of the Company's common stock for periods not exceeding 10 years at prices that were not less than the fair market value of the common stock on the date of grant.Stock appreciation rights which are exercisable upon a change in control of the Company are attached to the options granted pursuant to the 1984 Plan. The Company granted options for 1,400,000 shares of common stock under the 1984 Plan, which expired in May 1994.

   In fiscal 1993, the Company adopted the 1992 Stock Incentive Plan ("1992 Plan"). Under the plan, management and other key employees may be granted nonstatutory stock options to purchase shares of the Company's common stock exercisable five years after grant for periods not exceeding 10 years. The exercise price for options granted prior to August 31, 1994 is not less than 150% of the fair market value of the common stock on the date of grant.On August 31, 1994, the Company amended and restated the 1992 Plan, changing the exercise price of options granted on or after that date to not less than the fair market value of the common stock on the date of grant. The Company has reserved 1,250,000 shares of common stock under the 1992 Plan. As of April 30, 1995, there were 459,500 options available for grant under the 1992 Plan.

   The following is a summary of transactions for the 1984 Plan and 1992 Plan during fiscal 1994 and 1995:



                                NUMBER OF SHARES     PER SHARE RANGE


Outstanding options
  at May 2, 1993                     910,000         $ 5.50-8.13
    Granted                          755,500               23.06
    Exercised                        (13,500)               8.13
Outstanding options
  at May 1, 1994                   1,652,000          5.50-23.06
    Granted                           60,000               30.63
    Exercised                       (120,900)          5.50-8.13
    Cancelled                        (25,000)              23.06
Outstanding options
  at April 30, 1995                1,566,100         $5.50-30.63
Options exercisable
  at April 30, 1995                  775,600         $ 5.50-8.13

PREFERRED SHARE PURCHASE RIGHTS In fiscal 1992, adopted a preferred share purchase rights plan (the Plan") and declared a dividend of one preferred share purchase right (a "Right") on each outstanding share of common stock. Under the terms of the Rights Plan, if the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then current exercise price,a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 20% (or other applicable percentage, as summarized in the Rights Plan) or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of common stock having a market value of twice such price.

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

NOTE 8-RETIREMENT PLANS The Company and its subsidiaries sponsor several defined benefit pension plans covering substantially all employees. Pension expense for fiscal 1995, 1994 and 1993 was $2,306,000, $2,078,000 and
$2,301,000, respectively. It is the Company's policy to fund the plans based on the minimum contribution required under ERISA. The plans' assets consist of listed corporate stocks, corporate and government bonds, insurance contracts and cash and cash equivalents. Effective January 1, 1994, the Company merged several of its defined benefit plans, primarily related to salaried employees, into one consolidated plan. Certain plan information as of May 1, 1994 has been restated as a result of the merger. The status of the Company's plans is as follows:

                                                              APRIL 30,1995                 MAY 1,1994
                                                         OVERFUNDED  UNDERFUNDED     OVERFUNDED  UNDERFUNDED
(In thousands)                                             PLANS        PLANS          PLANS       PLANS
Accumulated benefit obligation                           $ 23,705     $ 16,398        $ 21,394   $ 16,095
Vested benefit obligation                                $ 21,274     $ 15,819        $ 19,364   $ 15,513
Plan assets at fair value                                $ 30,625     $ 11,946        $ 27,466   $ 12,959
Projected benefit obligation                              (29,782)     (16,397)        (28,029)   (16,096)
Plan assets in excess of (less than) projected
 benefit obligation                                           843       (4,451)           (563)    (3,137)
Items not recorded on balance sheet:
 Unrecognized net assets at transition                       (271)          -             (362)         -
 Unrecognized net loss (gain) due to past
  experience different from assumptions made                  825          283           2,155     (1,030)
 Prior service cost (benefit) not yet
  recognized in net periodic pension costs                   (462)         946            (638)     1,105
   Prepaid (accrued) pension costs                          $ 935     $ (3,222)          $ 592   $ (3,062)

                                                                       1995        1994       1993
Net pension expense included the following:
 Service costs-benefits earned during the year
 Interest cost on projected benefit obligation                       $ 2,079     $ 1,690    $ 1,585
 Actual return on plan assets                                          3,089       2,890      2,912
 Amortization of net assets at transition                             (2,558)     (3,185)    (3,303)
  and deferred gains (losses)
    Net pension expense                                                 (304)        683      1,107
                                                                     $ 2,306     $ 2,078    $ 2,301

     In determining the projected benefit obligation in fiscal 1995 and 1994, the weighted average assumed discount rate was 7.5% and 7%, respectively, while the assumed rate of increase in future compensation was 6% in both years. The weighted average expected long-term rate of return on plan assets was 8% and 7.5% in fiscal 1995 and 1994, respectively.

     The Company provides health care and life insurance benefits for certain retired employees at Esskay and Patrick Cudahy. Certain vested benefits for retired employees at Esskay were recorded at the date of acquisition. The total cost to provide retiree benefits was $406,000, $994,000 and $746,000 in fiscal 1995, 1994 and 1993, respectively. The adoption of SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions" in fiscal 1994 resulted in no additional expense and is not material to the Company on an overall basis.

NOTE 9-LEASE AND SERVICE OBLIGATIONS The Company leases transportation equipment under operating leases ranging from one to 10 years with options to cancel at earlier dates. In addition, the Company has a long-term maintenance agreement related to this equipment. Maintenance fees are based upon fixed monthly charges for each vehicle, as well as the maintenance facility itself and contingent fees based upon transportation equipment usage. The amounts shown below as minimum rental commitments do not include contingent maintenance fees.

     The Company has agreements, expiring in fiscal 2004 and 2008, to use two cold storage warehouses owned by a partnership, 50% of which is owned by the Company. The Company has agreed to pay prevailing competitive rates for use of the facilities, subject to aggregate guaranteed minimum annual fees of $3,600,000. In fiscal 1995, 1994 and 1993, the Company paid $5,986,000,
$5,284,000 and $3,959,000, respectively, in fees for use of the facilities. As of April 30, 1995 and May 1, 1994, the Company had investments of $744,000 and $645,000, respectively, in the partnership which are accounted for using the equity method. Under certain conditions, the Company is obligated to purchase the other 50% partnership interest for $750,000.

     Minimum rental commitments under all noncancelable operating leases and maintenance agreements are as follows:

(IN THOUSANDS)

Fiscal year
1996         $14,465
1997          12,563
1998          10,985
1999           9,279
2000           8,467
Thereafter    31,147
             $86,906

    Rental expense was $15,025,000 in fiscal 1995, $12,159,000 in fiscal 1994 and $10,525,000 in fiscal 1993. Rental expense in fiscal 1995, 1994 and 1993 included $2,681,000, $2,137,000 and $1,955,000 of contingent maintenance fees, respectively.

     In fiscal 1994, the Company entered into a 12-year sale and leaseback arrangement for certain hog production facilities at Brown's. These lease agreements provide for an early termination at predetermined amounts after 10 years.

     Property, plant and equipment under capital leases as of April 30, 1995 consists of land of $1,911,000, buildings and improvements of $15,840,000 and machinery and equipment of $6,384,000, less accumulated amortization of $3,344,000.

     Future minimum lease payments for assets under capital leases and the present value of the net minimum lease payments are as follows:


(IN THOUSANDS)

Fiscal year
1996                                      $  2,750
1997                                         2,822
1998                                         2,900
1999                                         3,016
2000                                         3,070
Thereafter                                  19,168
                                            33,726
Less amounts representing interest         (11,536)
Present value of net minimum obligations    22,190
Less current portion                          (931)
Long-term capital lease obligations       $ 21,259

NOTE 10-RELATED PARTY TRANSACTIONS A director of the Company is the chairman and chief executive officer and a director of Murphy Farms,Inc.("MFI"). The Company has a long-term agreement to purchase hogs from MFI at prices, which in the opinion of management, are equivalent to market. Pursuant to this agreement with MFI, the Company purchased $168,105,000, $197,997,000 and $159,153,000 of hogs in fiscal 1995, 1994 and 1993, respectively.

    The Company's chairman and chief executive officer is an officer and the majority owner of the capital stock of a company to which the Company made sales of fresh pork and processed meat products totaling $328,000, $321,000 and $349,000 in fiscal 1995, 1994 and 1993, respectively. In fiscal 1995, 1994 and 1993, the Company purchased raw materials totaling $7,535,000, $8,159,000 and $7,986,000, respectively, from a company which is 48% owned by the chairman's children.

     A director of the Company is the chairman of the board of a company from which the Company made purchases of automotive parts and equipment, as well as maintenance and leasing services, totaling $489,000, $515,000 and $526,000 in fiscal 1995, 1994 and 1993, respectively. In addition, the Company leases substantially all of its automobiles under three-year leases arranged by this company. As of April 30, 1995, the Company was obligated to make a total of $914,000 in future lease payments under these leases.

     The Company paid a director of the Company, who was formerly president and chief operating officer of a subsidiary, $221,000 for consulting services during fiscal 1995.

     The Company is a 50% partner in a partnership which owns two cold storage warehouses (see Note 9). In fiscal 1995, the partnership purchased the capital stock of a company which previously owned one of the warehouses, 18% of the capital stock of which was owned by a group of the Company's officers and directors. The purchase price approximated the net book value of the company as of December 31, 1994, the effective purchase date.

     In fiscal 1993, the Company sold 1,000,000 shares of its common stock in a private transaction to CFI (see Notes 3 and 7) for $16,750,000.

NOTE 11-COMMITMENTS AND CONTINGENCIES As of April 30,1995,the Company had outstanding commitments for construction of hog production facilities and plant expansion projects of approximately $40,508,000.

     The Company and its subsidiaries are defendants in various lawsuits and claims arising in the ordinary course of business. In the opinion of management, any ultimate liability with respect to these matters will not have a material effect on the Company's consolidated financial position.

     Like other participants in the meat processing industry, the Company is subject to various laws and regulations administered by federal, state and other government entities, including the Environmental Protection Agency and corresponding state agencies such as the Virginia State Water Control Board ("SWCB"), the North Carolina Division of Environmental Management, the United States Department of Agriculture and the Occupational Safety and Health Administration. Management believes that the Company complies with all such laws and regulations in all material respects, except as set forth immediately below, and that continued compliance with these standards will not have a material effect on the Company's consolidated financial position.

     The wastewater discharge permit for the Company's major meat processing plants in Smithfield,Virginia,imposes more stringent phosphorus and ammonia effluent limitations than the plants can currently meet. To achieve compliance, the Company agreed to discontinue its wastewater discharges to the Pagan River and connect its wastewater treatment plants to the regional sewage collection and treatment system operated by the Hampton Roads Sanitation District ("HRSD"). This connection will likely be made in early 1996, following completion by the HRSD of the necessary pipeline facilities. The Company expects to incur approximately $2,000,000 in capital costs to upgrade its existing treatment systems and make this connection. The Company will incur sewer charges in addition to the existing costs of effluent treatment in fiscal 1996. These sewer charges will be accounted for as current period costs beginning in fiscal 1996.

     Pending connection to the HRSD system, the plants are being operated under an administrative consent order entered into with the SWCB. During the period May 1994 through April 1995, the Company's plants had several violations of its permit and the consent order which led the SWCB to place the Company's plants on its "significant noncompliance" list. Placement on that list is required by the SWCB when any one of several circumstances occur, including a single violation of an administrative consent order provision. The Company has corrected the conditions which caused these violations, and the plants are presently in full compliance with the SWCB permit and the administrative order. No administrative or judicial proceedings have been instituted as a result of these violations, and the Company does not believe that such proceedings will likely be instituted.

     The Company regularly conducts tests of wastewater discharges to assure compliance with the provisions of the wastewater discharge permits for its manufacturing plants. Federal and state laws require that records of such tests be maintained for three years. Failure to maintain such records may result in the imposition of civil penalties and, if records are destroyed, criminal sanctions. In the course of an SWCB inspection in May 1994, it was discovered that records of certain tests conducted by the Company from 1992 through early 1994 could not be located.The employee responsible for the supervision of the tests and maintenance of the test records has been replaced. No administrative or judicial proceedings have been instituted against the Company as a result of its inability to locate the records for the period noted. At this time the Company cannot express any view as to the likelihood that any such proceedings will be instituted against it.

NOTE 12-PLANT CLOSING COSTS In fiscal 1993, the Company recorded a nonrecurring charge of $3,598,000 related to the closing of Esskay's Baltimore, Maryland, plant.

NOTE 13-QUARTERLY  RESULTS  OF  OPERATIONS
(UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE DATA)     FIRST       SECOND       THIRD       FOURTH

1995
Sales                                    $331,761     $373,839     $439,353    $381,565
Gross profit                               43,688       57,947       83,501      53,356
Income from continuing operations           2,547        8,080       18,048       3,240
Discontinued operations                      (177)        (278)        (718)     (2,902)
Net income                                  2,370        7,802       17,330         338

Income (loss) per common share:
  Continuing operations                       .14          .47         1.04         .18
  Discontinued operations                    (.01)        (.02)        (.04)       (.17)
  Net income                                  .13          .45         1.00         .01

1994
Sales                                    $291,711     $344,282     $413,620    $353,872
Gross profit                               35,807       41,813       60,279      52,488
Income (loss) from continuing operations     (285)         861       11,171       7,572
Discontinued operations                       (84)          62          578        (173)
Net income (loss)                            (369)         923       11,749       7,399

Income (loss) per common share:
  Continuing operations                      (.03)         .04          .66         .44
  Discontinued operations                       -            -          .03        (.01)
  Net income (loss)                          (.03)         .04          .69         .43

REPORT OF MANAGEMENT



The management of Smithfield Foods, Inc. and its subsidiaries has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis.The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

    The Company's financial statements have been audited by Arthur Andersen LLP, independent public accountants, elected by the stockholders. Management has made available to Arthur Andersen LLP all of the Company's financial records and related data as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to Arthur Andersen LLP during its audits were valid and appropriate.

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

    Management believes that, as of June 13, 1995, the Company's system of internal control is adequate to accomplish the objectives discussed herein.




(signature)                                  (signature)
JOSEPH W. LUTER, III                         AARON D. TRUB
CHAIRMAN AND CHIEF EXECUTIVE OFFICER         VICE PRESIDENT, SECRETARY
                                             AND TREASURER




(signature)                                  (signature)
JOHN O. NIELSON                              C. LARRY POPE
PRESIDENT AND CHIEF OPERATING OFFICER        CONTROLLER

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholders of Smithfield Foods, Inc.:

We have audited the accompanying consolidated balance sheets of Smithfield Foods, Inc. (a Delaware corporation) and subsidiaries as of April 30, 1995 and May 1, 1994, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended April 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smithfield Foods, Inc. and subsidiaries as of April 30, 1995 and May 1, 1994, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1995, in conformity with generally accepted accounting principles.

     As discussed in note 5 to the consolidated financial statements, effective May 4, 1992, the Company changed its method of accounting for income taxes.

ARTHUR ANDERSEN LLP
Richmond, Virginia,
   JUNE 13, 1995